FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 26, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Inside this report

Business performance summary
2	H1 2024 performance summary
4	Performance key metrics and ratios
6	Chief Financial Officer review
8	Retail Banking
9	Private Banking
10	Commercial & Institutional
11	Central items & other
12	Segment performance

Risk and capital management
17	Credit risk
17	Economic loss drivers
21	Governance and post model adjustments
23	Measurement uncertainty and ECL sensitivity analysis
25	Measurement uncertainty and ECL adequacy
26	Credit risk - Banking activities
26	Financial instruments within the scope of the IFRS 9 ECL framework
27	Segment analysis - portfolio summary
30	Segment loans and impairment metrics
31	Sector analysis - portfolio summary
37	Wholesale forbearance
39	Personal portfolio
42	Commercial real estate
43	Flow statements

Risk and capital management continued
51	Stage 2 decomposition by a significant increase in credit risk trigger
53	Asset quality
57	Credit risk - Trading activities
60	Capital, liquidity and funding risk
71	Non-traded market risk
76	Traded market risk
76	Pension risk
76	Compliance and conduct risk

Financial statements and notes
77	Condensed consolidated income statement
78	Condensed consolidated statement of comprehensive income
79	Condensed consolidated balance sheet
80	Condensed consolidated statement of changes in equity
82	Condensed consolidated cash flow statement
83	Presentation of condensed consolidated financial statements
83	Net interest income
84	Non-interest income
85	Operating expenses
86	Segmental analysis
89	Tax
90	Financial instruments - classification
92	Financial instruments - valuation

Financial statements and notes continued
97	Trading assets and liabilities
98	Loan impairment provisions
99	Provisions for liabilities and charges
99	Dividends
99	Contingent liabilities and commitments
100	Litigation and regulatory matters
106	Related party transactions
106	Acquisitions
106	Post balance sheet events
106	Date of approval
107	Independent review report to NatWest Group plc

Additional information
108	NatWest Group plc summary risk factors
110	Statement of directors' responsibilities
111	Presentation of information
111	Statutory accounts
111	Forward-looking statements
112	Share information and contacts

Appendix
113	Non-IFRS financial measures
118	Performance measures not defined under IFRS

H1 2024 performance summary

Chief Executive, Paul Thwaite, commented:
"As the UK's leading business bank, and one of the largest retail banks, NatWest Group's strong performance is grounded in the vital role we play in the UK economy and in the lives of our 19 million customers. In the first half of the year, we have delivered an operating profit of £3 billion, a return on tangible equity of 16.4% and a 6 pence interim dividend, up 9% on last year's dividend. We are also pleased with the continued reduction of the Government's stake, which has almost halved this year.
We have made good progress against our strategic priorities, taking decisive action to grow and simplify our business and to manage our capital and costs more efficiently. There has been growth across all three of our businesses, we have attracted over 200,000 new customers and our acquisition from Sainsbury's Bank is expected to add around one million customer accounts on completion. We have also agreed to acquire £2.5 billion of UK prime residential mortgages from Metro Bank plc, adding further scale to our Retail Banking business.
The positive momentum and progress in the first half reflect the ambition across the bank to deliver its full potential. Our customers are beginning to feel more confident, with activity increasing and asset quality remaining strong, and we are well positioned to help unlock growth across the UK through our unrivalled regional network. Fundamentally, if we succeed with our customers, we will succeed for our shareholders and the wider economy."

Strong H1 2024 and Q2 performance
-
H1 2024 attributable profit of £2,099 million and a return on tangible equity (RoTE) of 16.4%.
-
Q2 2024 total income excluding notable items(1) of £3,590 million was £176 million, or 5.2%, higher than Q1 2024 primarily reflecting increased deposit income whilst H1 2024 was £379 million lower than H1 2023 due to lower average deposit balances and mix changes and lending margin pressure.
-
Net interest margin (NIM) of 2.10% was 5 basis points higher than Q1 2024 primarily due to improved deposit margins.
-
Q2 2024 other operating expenses were £100 million lower than Q1 2024, or £21 million lower excluding costs in relation to bank levies of £87 million and the potential retail share offering. H1 2024 other operating expenses were £149 million higher than H1 2023, or £42 million, 1.1%, higher excluding costs in relation to the potential retail share offering of £24 million and additional bank levies of £83 million.
-
Net impairment charge of £48 million in H1 2024, or 3 basis points of gross customer loans. Levels of default remain stable and at low levels across the portfolio.

Robust balance sheet with strong capital and liquidity levels
-
Net loans to customers excluding central items decreased by £1.7 billion in the quarter and decreased £0.3 billion in the first half as growth in Commercial & Institutional was offset by UK Government scheme repayments and lower mortgage balances as customer redemptions offset new lending.
-
Up to 30 June 2024 we have provided £78.3 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.
-
Customer deposits excluding central items were up by £6.1 billion in the first half of the year and increased £5.2 billion in Q2 2024. Term balances remained consistent in the quarter at 17% of our book and up from 16% at the end of 2023.
-
The loan:deposit ratio (LDR) (excl. repos and reverse repos) was 83% at Q2 2024, with customer deposits exceeding net loans to customers by around £72 billion.
-
The liquidity coverage ratio (LCR) of 151%, representing £54.5 billion headroom above 100% minimum requirement was unchanged compared with Q1 2024.
-
TNAV per share increased by 12 pence in H1 2024 to 304 pence primarily reflecting the profit for the period, partially offset by the 2023 final ordinary dividend of 11.5 pence.

(1)     Refer to the Non-IFRS financial measures appendix for details of notable items.

H1 2024 performance summary continued

Shareholder return supported by strong capital generation
-
We are pleased to announce an interim dividend of 6 pence per share which, including the £1.2 billion directed buyback completed in May, brings total distributions announced to £1.7 billion for H1 2024.
-
Common Equity Tier 1 (CET1) ratio of 13.6% was 10 basis points higher than Q1 2024 reflecting the attributable profit and reduction in RWAs, partially offset by capital distributions.
-
During Q2 2024 we agreed to acquire the outstanding credit card, unsecured personal loans and savings balances of Sainsbury's Bank, subject to court and regulatory approvals. On completion we expect this acquisition to add around one million customer accounts to our Retail Banking business.
-
RWAs of £180.8 billion reduced by £5.5 billion in Q2 2024 largely reflecting RWA management of £3.9 billion.

Outlook(1)
We continue to assess the economic outlook and will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on our current expectations for interest rates and economic activity.
In 2024 we now expect:
-
to achieve a return on tangible equity above 14%.
-
income excluding notable items to be around £14.0 billion.
-
Group operating costs, excluding litigation and conduct costs, to be broadly stable compared with 2023 excluding around £0.1 billion increase in bank levies and £24 million of costs in relation to the potential retail share offering by HM Treasury.
-
our loan impairment rate for 2024 to be below 15 basis points.
In 2026 we continue to expect:
-
to achieve a return on tangible equity for the Group of greater than 13%.
Capital - we continue to:
-
target a CET1 ratio in the range of 13-14%.

-
expect RWAs to be around £200 billion at the end of 2025, including the impact of Basel 3.1, however this remains subject to final rules and approval.
-
expect to pay ordinary dividends of around 40% of attributable profit and maintain capacity to participate in directed buybacks from the UK Government, recognising that any exercise of this authority would be dependent upon HMT's intentions. We will also consider further on-market buybacks as appropriate.

(1)       The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section in the 2023 Annual Report and Accounts and Form 20-F and the Summary Risk Factors in this announcement. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary

	Half year ended			Quarter ended
	30 June	30 June		30 June	31 March		30 June
	2024	2023	Variance	2024	2024	Variance	2023	Variance
Summary consolidated income statement	£m	£m	%	£m	£m	%	£m	%
Net interest income	5,408	5,726	(5.6%)	2,757	2,651	4.0%	2,824	(2.4%)
Non-interest income	1,726	2,001	(13.7%)	902	824	9.5%	1,027	(12.2%)
Total income	7,134	7,727	(7.7%)	3,659	3,475	5.3%	3,851	(5.0%)
Litigation and conduct costs	(101)	(108)	(6.5%)	(77)	(24)	nm	(52)	48.1%
Other operating expenses	(3,956)	(3,807)	3.9%	(1,928)	(2,028)	(4.9%)	(1,875)	2.8%
Operating expenses	(4,057)	(3,915)	3.6%	(2,005)	(2,052)	(2.3%)	(1,927)	4.0%
Profit before impairment losses/releases	3,077	3,812	(19.3%)	1,654	1,423	16.2%	1,924	(14.0%)
Impairment (losses)/releases	(48)	(223)	(78.5%)	45	(93)	(148.4%)	(153)	(129.4%)
Operating profit before tax	3,029	3,589	(15.6%)	1,699	1,330	27.7%	1,771	(4.1%)
Tax charge	(801)	(1,061)	(24.5%)	(462)	(339)	36.3%	(549)	(15.8%)
Profit from continuing operations	2,228	2,528	(11.9%)	1,237	991	24.8%	1,222	1.2%
Profit/(loss) from discontinued operations, net of tax	11	(108)	(110.2%)	15	(4)	nm	(143)	(110.5%)
Profit for the period	2,239	2,420	(7.5%)	1,252	987	26.8%	1,079	16.0%

Performance key metrics and ratios
Notable items within total income (1)	£130m	£344m	nm	£69m	£61m	nm	£288m	nm
Total income excluding notable items (1)	£7,004m	£7,383m	(5.1%)	£3,590m	£3,414m	5.2%	£3,563m	0.8%
Net interest margin (1)	2.07%	2.23%	(16bps)	2.10%	2.05%	5bps	2.20%	(10bps)
Average interest earning assets (1)	£524bn	£518bn	1.2%	£528bn	£521bn	1.3%	£514bn	2.7%
Cost:income ratio (excl. litigation and conduct) (1)	55.5%	49.3%	6.2%	52.7%	58.4%	(5.7%)	48.7%	4.0%
Loan impairment rate (1)	3bps	12bps	(9bps)	(5bps)	10bps	(15bps)	16bps	(21bps)
Profit attributable to ordinary shareholders	£2,099m	£2,299m	(8.7%)	£1,181m	£918m	28.6%	£1,020m	15.8%
Total earnings per share attributable to ordinary shareholders - basic	24.2p	24.3p	(0.1p)	13.7p	10.5p	3.2p	11.0p	2.7p
Return on tangible equity (RoTE) (1)	16.4%	18.2%	(1.8%)	18.5%	14.2%	4.3%	16.4%	2.1%
Climate and sustainable funding and financing (2)	£16.3bn	£16.0bn	1.9%	£9.7bn	£6.6bn	47.0%	£8.4bn	15.5%

nm = not meaningful.
For the footnotes to this table refer to the following page.

Business performance summary continued
	As at
	30 June	31 March		31 December
	2024	2024	Variance	2023	Variance
Balance sheet	£bn	£bn	%	£bn	%
Total assets	690.3	697.5	(1.0%)	692.7	(0.3%)
Loans to customers - amortised cost	379.3	378.0	0.3%	381.4	(0.6%)
Loans to customers excluding central items (1,3)	355.3	357.0	(0.5%)	355.6	(0.1%)
Loans to customers and banks - amortised cost and FVOCI	388.9	387.7	0.3%	392.0	(0.8%)
Total impairment provisions (4)	3.3	3.6	(8.3%)	3.6	(8.3%)
Expected credit loss (ECL) coverage ratio	0.86%	0.94%	(8bps)	0.93%	(7bps)
Assets under management and administration (AUMA) (1)	45.1	43.1	4.6%	40.8	10.5%
Customer deposits	433.0	432.8	0.0%	431.4	0.4%
Customer deposits excluding central items (1,3)	425.2	420.0	1.2%	419.1	1.5%
Liquidity and funding
Liquidity coverage ratio (LCR)	151%	151%	0.0%	144%	7.0%
Liquidity portfolio	227	229	(1.0%)	223	1.8%
Net stable funding ratio (NSFR)	139%	136%	3.0%	133%	6.0%
Loan:deposit ratio (excl. repos and reverse repos) (1)	83%	84%	(1%)	84%	(1%)
Total wholesale funding	83	87	(4.6%)	80	3.8%
Short-term wholesale funding	27	31	(12.9%)	28	(3.6%)
Capital and leverage
Common Equity Tier 1 (CET1) ratio (5)	13.6%	13.5%	10bps	13.4%	20bps
Total capital ratio (5)	19.5%	18.8%	70bps	18.4%	110bps
Pro forma CET1 ratio (excl. foreseeable items) (6)	14.1%	14.3%	(20bps)	14.2%	(10bps)
Risk-weighted assets (RWAs)	180.8	186.3	(3.0%)	183.0	(1.2%)
UK leverage ratio	5.2%	5.1%	0.1%	5.0%	0.2%
Tangible net asset value (TNAV) per ordinary share (1,7)	304p	302p	2p	292p	12p
Number of ordinary shares in issue (millions) (7)	8,307	8,727	(4.8%)	8,792	(5.5%)
(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements.
(3)
Central items includes Treasury repo activity and Ulster Bank Republic of Ireland.
(4)
Includes £0.1 billion relating to off-balance sheet exposures (31 March 2024 - £0.1 billion; 31 December 2023 - £0.1 billion).
(5)
Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(6)
The pro forma CET1 ratio at 30 June 2024 excludes foreseeable items of £889 million: £839 million for ordinary dividends and £50 million foreseeable charges (31 March 2024 excludes foreseeable items of £1,633 million: £1,380 million for ordinary dividends and £253 million foreseeable charges; 31 December 2023 excludes foreseeable items of £1,538 million: £1,013 million for ordinary dividends and £525 million foreseeable charges).
(7)
The number of ordinary shares in issue excludes own shares held.

Chief Financial Officer review

We delivered an operating profit of £3,029 million in the first half of the year with a RoTE of 16.4%. Total income excluding notable items of £7.0 billion in H1 2024 was down by 5.1% on the prior year but Q2 2024 was up 5.2% on Q1 2024. We continue to see low levels of default across our portfolio, with a net impairment charge of 3 basis points of gross customer loans for the first half of the year.

In the first half of the year net lending excluding central items decreased by £0.3 billion. Excluding repayment of UK Government schemes of £1.0 billion net lending increased by £0.8 billion, driven by Commercial & Institutional customers which offset lower mortgage balances. Customer deposit balances excluding central items increased by £6.1 billion in the first half. Our robust balance sheet means that we remain in a strong liquidity position, with an LCR of 151% representing £54.5 billion headroom above 100% minimum requirement, and an LDR (excl. repos and reverse repos) of 83%.

Our CET1 ratio remains within our targeted range at 13.6%, with total distributions announced of £1.7 billion in H1 2024. An interim dividend of 6 pence per share compares with 5.5 pence in the prior year.

Strong H1 and Q2 2024 performance
-
Total income increased by 5.3% in Q2 2024 to £3,659 million compared with Q1 2024 and decreased 7.7% in H1 2024 compared with H1 2023, impacted by FX recycling gains in the prior year. Total income excluding notable items was £176 million higher than Q1 2024 primarily reflecting increased deposit income and decreased £379 million, or 5.1%, in the first half compared with H1 2023 due to lower average deposit balances and mix changes throughout 2023, as customers moved towards interest bearing and term accounts, and lending margin pressure, which has eased in Q2 2024.
-
Q2 2024 NIM of 2.10% was 5 basis points higher than Q1 2024 primarily due to improved deposit margins. H1 2024 NIM was 16 basis points lower than H1 2023 principally reflecting mortgage margin pressure and deposit mix changes, as customers move from non-interest bearing to interest bearing accounts.
-
Total operating expenses for Q2 2024 were £47 million lower than Q1 2024 and £142 million higher in the first half of the year compared with H1 2023. Q2 2024 other operating expenses were £100 million lower than Q1 2024, or £21 million lower excluding costs in relation to bank levies of £87 million and the potential retail share offering. H1 2024 other operating expenses were £149 million higher than H1 2023, or £42 million, 1.1%, higher excluding costs in relation to the potential retail share offering of £24 million and additional bank levies of £83 million, reflecting increased staff costs due to inflation and severance costs, partially offset by ongoing simplification of our business and lower costs in relation to our withdrawal from the Republic of Ireland.

We remain committed to deliver on our full year cost guidance, excluding the impact of increased bank levies and costs in relation to the potential retail share offering.
-
A net impairment charge of £48 million in H1 2024 principally reflected broadly stable Stage 3 inflows partly offset by good book releases, including post model adjustments. Levels of default remain stable and at low levels across the portfolio despite inflationary pressures and the higher interest rate environment. Compared with Q1 2024, our ECL provision decreased by £0.3 billion to £3.3 billion and our ECL coverage ratio has decreased from 0.94% to 0.86%. We retain post model adjustments of £0.3 billion related to economic uncertainty, or 9.0% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will continue to assess this position regularly and are closely monitoring the impacts of inflationary pressures, which have eased in the first half, on the UK economy and our customers.
-
As a result, we are pleased to report an attributable profit for H1 2024 of £2,099 million, with earnings per share of 24.2 pence and a RoTE of 16.4%. Q2 2024 RoTE was 18.5%.

Robust balance sheet with strong capital and liquidity levels

-
Net loans to customers excluding central items decreased by £1.7 billion in the quarter and decreased by £0.3 billion in the first half to £355.3 billion. Growth in Commercial Mid-market and Corporate & Institutions, net of UK Government scheme repayments of £1.0 billion in the first half, largely offset lower mortgage balances.
-
Up to 30 June 2024 we have provided £78.3 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025. During H1 2024 we provided £16.3 billion climate and sustainable funding and financing, which included £1.4 billion in lending for EPC A and B rated residential properties.
-
Customer deposits excluding central items increased £5.2 billion in Q2 2024 and £6.1 billion in the first half of the year reflecting £3.5 billion growth in Retail Banking and £1.8 billion in Private Banking, largely in savings and other interest-bearing balances, and a £0.8 billion increase in Commercial & Institutional primarily within Commercial Mid-market. Term balances remained consistent in the quarter at 17% of our book and up from 16% at the end of 2023.

Chief Financial Officer review continued

-
The LCR was unchanged compared with Q1 2024 at 151%, representing £54.5 billion headroom above 100% minimum requirements primarily due to increased customer deposits offset by reduced wholesale funding and capital distributions (share buyback and dividends). Our primary liquidity at H1 2024 was £160.4 billion and £111.8 billion, or 70%, of this was cash and balances at central banks. Total wholesale funding decreased by £3.6 billion in the quarter to £83.0 billion.
-
TNAV per share increased by 12 pence in H1 2024 to 304 pence primarily reflecting the profit for the period partially offset by the 2023 final ordinary dividend of 11.5 pence.

Shareholder return supported strong capital generation
-
The CET1 ratio of 13.6% was 10 basis points higher than Q1 2024 principally reflecting the attributable profit for the quarter, c.60 basis points and a decrease in RWAs c.40 basis points, partially offset by distributions deducted from capital of c.90 basis points. CET1 was 20 basis points higher than 31 December 2023 largely reflecting the attributable profit and a £2.2 billion decrease in RWAs, partially offset by distributions. NatWest Group's minimum requirement for own funds and eligible liabilities (MREL) was 31.7%.
-
RWAs reduced by £5.5 billion in the second quarter of the year to £180.8 billion largely reflecting RWA management of £3.9 billion and decreased by £2.2 billion in the first half primarily due to RWA management of £4.3 billion, partially offset by the annual update to operational risk.

Business performance summary
Retail Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Total income	2,690	3,120	1,365	1,325	1,516
Operating expenses	(1,470)	(1,367)	(697)	(773)	(671)
of which: Other operating expenses	(1,457)	(1,343)	(690)	(767)	(650)
Impairment losses	(122)	(193)	(59)	(63)	(79)
Operating profit	1,098	1,560	609	489	766

Return on equity (1)	18.4%	29.1%	20.3%	16.5%	28.2%
Net interest margin (1)	2.26%	2.65%	2.31%	2.22%	2.56%
Cost:income ratio
(excl. litigation and conduct) (1)	54.2%	43.0%	50.5%	57.9%	42.9%
Loan impairment rate (1)	12bps	19bps	12bps	12bps	15bps

			As at
			30 June	31 March	31 December
			2024	2024	2023
			£bn	£bn	£bn
Net loans to customers (amortised cost)			203.3	203.5	205.2
Customer deposits			191.5	190.0	188.0
RWAs			62.3	62.5	61.6
(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2024, Retail Banking delivered an operating profit of £1.1 billion and a return on equity of 18.4%. Q2 2024 showed positive income momentum with increased net interest margin from deposit margin expansion supporting improved profitability.

Retail Banking provided £1.3 billion of climate and sustainable funding and financing in H1 2024 from lending on properties with an EPC rating of A or B.

H1 2024 performance
-
Total income was £430 million, or 13.8%, lower than H1 2023 due to mortgage margin compression and the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances, partly offset by lending growth and the impact of one more day in H1 2024.
-
Net interest margin was 39 basis points lower than H1 2023, largely reflecting mortgage margin compression and the impact of deposit balance mix shift.
-
Other operating expenses were £114 million, or 8.5%, higher than H1 2023 reflecting the Bank of England Levy, increased severance costs, and branch and property exit costs partly offset by savings from an 8.0% reduction in headcount.
-
An impairment charge of £122 million in H1 2024 was £71 million lower than H1 2023. The H1 2024 charge reflects a broadly stable Stage 3 charge, with the good book benefitting from post model adjustment releases.
-
Net loans to customers decreased £1.9 billion, or 0.9%, in H1 2024. Mortgage balances decreased by £2.5 billion as customer redemptions more than offset gross new lending. Personal advances decreased by £0.3 billion whilst cards balances increased by £0.7 billion in H1 2024 benefitting from new card issuance, as well as higher customer spend.
-
Customer deposits increased by £3.5 billion, or 1.9%, in H1 2024 reflecting growth in savings partly offset by lower current account balances.
-
RWAs increased by £0.7 billion, or 1.1%, in H1 2024 primarily due to the annual update for operational risk calculation, book movements and movement in risk parameters.

Q2 2024 performance
-
Total income was £40 million, or 3.0%, higher than Q1 2024 reflecting deposit margin expansion partly offset by the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances and asset margin compression.
-
Net interest margin was 9 basis points higher than Q1 2024, largely reflecting improved deposit hedge income, partly offset by the impact of the deposit balance mix shift and asset margin compression.
-
Other operating expenses were £77 million, or 10.0%, lower than Q1 2024 reflecting the Bank of England Levy in Q1 2024 and lower strategic costs as well as savings from a 3.8% reduction in headcount.
-
An impairment charge of £59 million in Q2 2024, reflecting a Stage 3 charge broadly in line with Q1 2024, with the good book benefitting from post model adjustment releases.
-
Net loans to customers decreased by £0.2 billion, or 0.1%, lower than Q1 2024, driven by £0.7 billion lower mortgage balances, as redemptions more than offset stronger gross new lending, and personal advances decreased by £0.1 billion in Q2 2024; whilst cards balances increased by £0.4 billion in Q2 2024.
-
Customer deposits increased by £1.5 billion, or 0.8%, in Q2 2024 reflecting growth in savings partly offset by lower current account balances.
-
RWAs decreased by £0.2 billion, or 0.3%, in Q2 2024 primarily due to book movements.

Business performance summary continued
Private Banking
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Total income	444	567	236	208	271
Operating expenses	(356)	(322)	(175)	(181)	(167)
of which: Other operating expenses	(355)	(311)	(175)	(180)	(159)
Impairment releases/(losses)	11	(11)	5	6	(3)
Operating profit	99	234	66	33	101

Return on equity (1)	10.5%	24.7%	14.4%	6.7%	20.8%
Net interest margin (1)	2.18%	3.13%	2.30%	2.06%	2.94%
Cost:income ratio
(excl. litigation and conduct) (1)	80.0%	54.9%	74.2%	86.5%	58.7%
Loan impairment rate (1)	(12)bps	11bps	(11)bps	(13)bps	6bps
AUM net flows (£bn) (1)	1.0	1.0	0.6	0.4	0.4

			As at
			30 June	31 March	31 December
			2024	2024	2023
			£bn	£bn	£bn
Net loans to customers (amortised cost)			18.1	18.2	18.5
Customer deposits			39.5	37.8	37.7
RWAs			11.0	11.3	11.2
Assets under management (AUMs) (1)			34.7	33.6	31.7
Assets under administration (AUAs) (1)			10.4	9.5	9.1
Total assets under management and administration (AUMA) (1)			45.1	43.1	40.8
(1)     Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2024, Private Banking delivered a return on equity of 10.5% and an operating profit of £99 million. Q2 2024 continued to see a positive performance in deposits and AUMA growth supporting improved profitability.

Private Banking provided £0.2 billion of climate and sustainable funding and financing in H1 2024, principally in relation to mortgages on residential properties with an EPC rating of A or B.

H1 2024 performance
-
Total income was £123 million, or 21.7% lower than H1 2023 reflecting the change in deposit mix, primarily during the second half of 2023, as customers migrated to savings products offering higher returns combined with a reduction in lending volumes. This was partly offset by an increase in investment income due to higher AUMA balances reflecting net inflows and favourable market movements.
-
Net interest margin was 95 basis points lower than H1 2023, largely reflecting a change in deposit mix.
-
Other operating expenses were £44 million, or 14.1%, higher than H1 2023 primarily reflecting increased technology and severance costs along with the Bank of England Levy. Staff costs have increased also due to inflationary pressure.
-
A net impairment release of £11 million, compared with an £11 million charge in H1 2023, largely reflects good book releases including benefits from post model adjustments with the Stage 3 charge broadly flat and remaining at low levels.
-
Net loans to customers decreased by £0.4 billion, or 2.2%, in H1 2024 driven by lower mortgage balances.
-
Customer deposits increased by £1.8 billion, or 4.8%, in H1 2024 reflecting strong above-market savings growth and short-term transitory inflows in Q2 2024 offsetting tax outflows in Q1 2024.
-
AUMA increased by £4.3 billion in H1 2024 to £45.1 billion, primarily driven by £2.9 billion positive market movements, and £1.0 billion AUM and £0.3 billion AUA net inflows.
-
Q2 2024 performance
-
Total income was £28 million, or 13.5%, higher than Q1 2024 primarily due to higher average deposit and AUMA balances, driving an increase in investment fee income and improved deposit income, partly offset by lower average lending balances.
-
Net interest margin was 24 basis points higher than Q1 2024 reflecting higher average deposit balances and improvement in deposit margin.
-
Other operating expenses were £5 million, or 2.8%, lower than Q1 2024 primarily due to the non-repeat of higher technology costs and the Bank of England Levy incurred in Q1 2024.
-
Net loans to customers decreased by £0.1 billion, or 0.5%, in Q2 2024 primarily due to lower mortgage balances.
-
Customer deposits increased by £1.7 billion, or 4.5%, compared with Q1 2024 driven by a strong performance on instant access savings, including short-term transitory inflows, partly offset by a small reduction on current accounts.
-
AUMA increased by £2.0 billion in Q2 2024, reflecting positive market movements of £0.9 billion supported by AUM net inflows of £0.6 billion and AUA inflows of £0.4 billion.

Business performance summary continued
Commercial & Institutional
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Net interest income	2,543	2,504	1,297	1,246	1,243
Non-interest income	1,257	1,244	644	613	552
Total income	3,800	3,748	1,941	1,859	1,795

Operating expenses	(2,150)	(1,987)	(1,099)	(1,051)	(984)
of which: Other operating expenses	(2,073)	(1,893)	(1,053)	(1,020)	(934)
Impairment releases/(losses)	57	(20)	96	(39)	(64)
Operating profit	1,707	1,741	938	769	747

Return on equity (1)	16.2%	16.9%	17.8%	14.6%	14.3%
Net interest margin (1)	2.10%	2.06%	2.12%	2.07%	2.05%
Cost:income ratio
(excl. litigation and conduct) (1)	54.6%	50.5%	54.3%	54.9%	52.0%
Loan impairment rate (1)	(8)bps	3bps	(28)bps	11bps	20bps

			As at
			30 June	31 March	31 December
			2024	2024	2023
			£bn	£bn	£bn
Net loans to customers (amortised cost)			133.9	135.3	131.9
Customer deposits			194.2	192.2	193.4
Funded assets (1)			315.5	321.7	306.9
RWAs			104.9	109.9	107.4
(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

In H1 2024, Commercial & Institutional continued to support customers with an increase in lending of 1.5% and delivered a strong performance in income and operating profit supporting a return on equity of 16.2%. Q2 2024 continued to see good client demand for lending, an increase in customer deposits supported by an improving UK deposit market and disciplined capital management delivering strong income and net interest margin growth supporting overall improved profitability.

Commercial & Institutional provided £14.9 billion of climate and sustainable funding and financing in H1 2024 to support customers investing in the transition to net zero.

H1 2024 performance
-
Total income was £52 million, or 1.4%, higher than H1 2023 due to strong client-driven capital markets activity, lending growth in Corporate & Institutions and Commercial Mid-market, partially offset by lower deposit returns reflecting the impact of the lower average volumes and balance mix shift.
-
Net interest margin was 4 basis points higher than H1 2023, largely reflecting one-off items partly offset by lower deposit returns.
-
Other operating expenses were £180 million, or 9.5%, higher than H1 2023 reflecting increased severance costs, the Bank of England Levy, and increased headcount as we continue to invest in the business.
-
An impairment release of £57 million in H1 2024 reflecting good book releases with benefits from the revised economic outlook, post model adjustment releases, and benefits from capital management activity. Stage 3 charge remains at a low level.
-
Net loans to customers increased by £2.0 billion, or 1.5%, in H1 2024 largely reflecting a strong performance within Commercial Mid-market and Corporate & Institutions, partly offset by continued UK Government scheme repayments of £1.0 billion.
-
Customer deposits increased by £0.8 billion, or 0.4%, in H1 2024 reflecting an increase in Commercial Mid-market.
-
RWAs decreased by £2.5 billion, or 2.3%, in H1 2024 primarily due to RWA management of £3.7 billion, decreases in market risk and counterparty credit risk, partially offset by lending book growth and the annual update for operational risk.

Q2 2024 performance
-
Total income was £82 million, or 4.4%, higher than Q1 2024 primarily reflecting higher deposit income, average lending growth, and higher lending and payment fees.
-
Net interest margin was 5 basis points higher than Q1 2024 reflecting higher deposit returns.
-
Other operating expenses were £33 million, or 3.2%, higher than Q1 2024 reflecting increased severance costs, partially offset by the Bank of England Levy in Q1 2024.
-
An impairment release of £96 million compared with a £39 million charge in Q1 2024, largely reflecting good book releases driven by benefits from the revised economic outlook, post model adjustment releases, and benefits from capital management activity.
-
Net loans to customers decreased by £1.4 billion, or 1.0%, in Q2 2024 as continued growth in Commercial Mid-Market was offset by lower balances in large Corporate & Institutions, with some customers taking advantage of stronger capital markets as well as continued UK Government scheme repayments of £0.5 billion.
-
Customer deposits increased by £2.0 billion, or 1.0%, in Q2 2024 reflecting an increase in Commercial Mid-market and Business Banking.
-
RWAs decreased by £5.0 billion, or 4.5%, compared with Q1 2024 primarily due to strong RWA management of £3.5 billion, decreases in market risk and counterparty credit risk, partially offset by lending book growth.

Business performance summary continued
Central items & other
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Total income	200	292	117	83	269
Operating expenses	(81)	(239)	(34)	(47)	(105)
of which: Other operating expenses	(71)	(260)	(10)	(61)	(132)
of which: Ulster Bank RoI direct expenses	(55)	(163)	(30)	(25)	(63)
Impairment releases/(losses)	6	1	3	3	(7)
Operating profit	125	54	86	39	157
				As at
			30 June	31 March	31 December
			2024	2024	2023
			£bn	£bn	£bn
Net loans to customers (amortised cost)			24.0	21.0	25.8
Customer deposits			7.8	12.8	12.3
RWAs			2.6	2.6	2.8

H1 2024 performance
-
Total income was £92 million lower than H1 2023 primarily reflecting £198 million lower notable items which included foreign exchange recycling gains in H1 2023 not repeated in H1 2024 and higher gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships, partially offset with income in relation to our Ulster RoI business.
-
Other operating expenses were £189 million, or 72.7%, lower than H1 2023 primarily reflecting lower costs in relation to withdrawal from the Republic of Ireland.
-
Customer deposits decreased by £4.5 billion, or 36.6%, compared with Q4 2023 primarily reflecting repo activity in Treasury.
-
Net loans to customers decreased £1.8 billion to £24.0 billion in H1 2024 mainly due to reverse repo activity in Treasury.
-
Q2 2024 performance
-
Total income was £34 million higher than Q1 2024 primarily reflecting treasury income, a gain on surrender of a property, and income in relation to our Ulster RoI business.
-
Customer deposits decreased by £5.0 billion, or 39.1%, in Q2 2024 primarily reflecting repo activity in Treasury.

-
Net loans to customers increased by £3.0 billion in Q2 2024 mainly due to reverse repo activity in Treasury.

Segment performance
	Half year ended 30 June 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,475	285	2,543	105	5,408
Own credit adjustments	-	-	(7)	-	(7)
Other non-interest income	215	159	1,264	95	1,733
Total income	2,690	444	3,800	200	7,134
Direct expenses	(381)	(126)	(764)	(2,685)	(3,956)
Indirect expenses	(1,076)	(229)	(1,309)	2,614	-
Other operating expenses	(1,457)	(355)	(2,073)	(71)	(3,956)
Litigation and conduct costs	(13)	(1)	(77)	(10)	(101)
Operating expenses	(1,470)	(356)	(2,150)	(81)	(4,057)
Operating profit before impairment losses/releases	1,220	88	1,650	119	3,077
Impairment (losses)/releases	(122)	11	57	6	(48)
Operating profit	1,098	99	1,707	125	3,029

Income excluding notable items (1)	2,690	444	3,807	63	7,004

Additional information
Return on tangible equity (1)	na	na	na	na	16.4%
Return on equity (1)	18.4%	10.5%	16.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	54.2%	80.0%	54.6%	nm	55.5%
Total assets (£bn)	226.5	27.2	381.9	54.7	690.3
Funded assets (£bn) (1)	226.5	27.2	315.5	53.6	622.8
Net loans to customers - amortised cost (£bn)	203.3	18.1	133.9	24.0	379.3
Loan impairment rate (1)	12bps	(12)bps	(8)bps	nm	3bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	-	(3.3)
Impairment provisions - Stage 3 (£bn)	(1.0)	-	(0.9)	(0.1)	(2.0)
Customer deposits (£bn)	191.5	39.5	194.2	7.8	433.0
Risk-weighted assets (RWAs) (£bn)	62.3	11.0	104.9	2.6	180.8
RWA equivalent (RWAe) (£bn)	63.1	11.0	106.7	3.1	183.9
Employee numbers (FTEs - thousands)	12.6	2.2	12.8	33.0	60.6
Third party customer asset rate (1)	3.88%	4.99%	6.77%	nm	nm
Third party customer funding rate (1)	(2.08%)	(3.14%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	220.1	26.3	244.0	na	524.4
Net interest margin (1)	2.26%	2.18%	2.10%	na	2.07%
nm = not meaningful, na = not applicable.
(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued
	Half year ended 30 June 2023
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,908	428	2,504	(114)	5,726
Own credit adjustments	-	-	9	-	9
Other non-interest income	212	139	1,235	406	1,992
Total income	3,120	567	3,748	292	7,727
Direct expenses	(398)	(118)	(741)	(2,550)	(3,807)
Indirect expenses	(945)	(193)	(1,152)	2,290	-
Other operating expenses	(1,343)	(311)	(1,893)	(260)	(3,807)
Litigation and conduct costs	(24)	(11)	(94)	21	(108)
Operating expenses	(1,367)	(322)	(1,987)	(239)	(3,915)
Operating profit before impairment losses/releases	1,753	245	1,761	53	3,812
Impairment (losses)/releases	(193)	(11)	(20)	1	(223)
Operating profit	1,560	234	1,741	54	3,589

Income excluding notable items (1)	3,120	567	3,739	(43)	7,383

Additional information
Return on tangible equity (1)	na	na	na	na	18.2%
Return on equity (1)	29.1%	24.7%	16.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	43.0%	54.9%	50.5%	nm	49.3%
Total assets (£bn)	229.1	27.3	401.5	44.7	702.6
Funded assets (£bn) (1)	229.1	27.3	320.6	43.7	620.7
Net loans to customers - amortised cost (£bn)	204.4	19.1	129.2	21.2	373.9
Loan impairment rate (1)	19bps	11bps	3bps	nm	12bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.0)	-	(0.8)	(0.1)	(1.9)
Customer deposits (£bn)	183.1	36.5	201.5	11.4	432.5
Risk-weighted assets (RWAs) (£bn)	57.3	11.5	103.6	5.1	177.5
RWA equivalent (RWAe) (£bn)	57.3	11.5	104.9	5.8	179.5
Employee numbers (FTEs - thousands)	13.7	2.3	12.6	32.9	61.5
Third party customer asset rate (1)	3.03%	4.24%	5.61%	nm	nm
Third party customer funding rate (1)	(1.02%)	(1.43%)	(1.03%)	nm	nm
Average interest earning assets (£bn) (1)	220.9	27.6	244.6	na	518.4
Net interest margin (1)	2.65%	3.13%	2.06%	na	2.23%
nm = not meaningful, na = not applicable.
(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued
	Quarter ended 30 June 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,259	151	1,297	50	2,757
Own credit adjustments	-	-	(2)	-	(2)
Other non-interest income	106	85	646	67	904
Total income	1,365	236	1,941	117	3,659
Direct expenses	(192)	(65)	(380)	(1,291)	(1,928)
Indirect expenses	(498)	(110)	(673)	1,281	-
Other operating expenses	(690)	(175)	(1,053)	(10)	(1,928)
Litigation and conduct costs	(7)	-	(46)	(24)	(77)
Operating expenses	(697)	(175)	(1,099)	(34)	(2,005)
Operating profit before impairment losses/releases	668	61	842	83	1,654
Impairment (losses)/releases	(59)	5	96	3	45
Operating profit	609	66	938	86	1,699

Income excluding notable items (1)	1,365	236	1,943	46	3,590

Additional information
Return on tangible equity (1)	na	na	na	na	18.5%
Return on equity (1)	20.3%	14.4%	17.8%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.5%	74.2%	54.3%	nm	52.7%
Total assets (£bn)	226.5	27.2	381.9	54.7	690.3
Funded assets (£bn) (1)	226.5	27.2	315.5	53.6	622.8
Net loans to customers - amortised cost (£bn)	203.3	18.1	133.9	24.0	379.3
Loan impairment rate (1)	12bps	(11)bps	(28)bps	nm	(5)bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	-	(3.3)
Impairment provisions - Stage 3 (£bn)	(1.0)	-	(0.9)	(0.1)	(2.0)
Customer deposits (£bn)	191.5	39.5	194.2	7.8	433.0
Risk-weighted assets (RWAs) (£bn)	62.3	11.0	104.9	2.6	180.8
RWA equivalent (RWAe) (£bn)	63.1	11.0	106.7	3.1	183.9
Employee numbers (FTEs - thousands)	12.6	2.2	12.8	33.0	60.6
Third party customer asset rate (1)	3.97%	5.01%	6.73%	nm	nm
Third party customer funding rate (1)	(2.10%)	(3.15%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	219.6	26.5	246.0	na	527.6
Net interest margin (1)	2.31%	2.30%	2.12%	na	2.10%
nm = not meaningful, na = not applicable.
(1)         Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued
	Quarter ended 31 March 2024
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,216	134	1,246	55	2,651
Own credit adjustments	-	-	(5)	-	(5)
Other non-interest income	109	74	618	28	829
Total income	1,325	208	1,859	83	3,475
Direct expenses	(189)	(61)	(384)	(1,394)	(2,028)
Indirect expenses	(578)	(119)	(636)	1,333	-
Other operating expenses	(767)	(180)	(1,020)	(61)	(2,028)
Litigation and conduct costs	(6)	(1)	(31)	14	(24)
Operating expenses	(773)	(181)	(1,051)	(47)	(2,052)
Operating profit before impairment losses/releases	552	27	808	36	1,423
Impairment (losses)/releases	(63)	6	(39)	3	(93)
Operating profit	489	33	769	39	1,330

Income excluding notable items (1)	1,325	208	1,864	17	3,414

Additional information
Return on tangible equity (1)	na	na	na	na	14.2%
Return on equity (1)	16.5%	6.7%	14.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	57.9%	86.5%	54.9%	nm	58.4%
Total assets (£bn)	226.4	26.5	388.8	55.8	697.5
Funded assets (£bn) (1)	226.4	26.5	321.7	54.7	629.3
Net loans to customers - amortised cost (£bn)	203.5	18.2	135.3	21.0	378.0
Loan impairment rate (1)	12bps	(13)bps	11bps	nm	10bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	(0.1)	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.2)	-	(0.8)	-	(2.0)
Customer deposits (£bn)	190.0	37.8	192.2	12.8	432.8
Risk-weighted assets (RWAs) (£bn)	62.5	11.3	109.9	2.6	186.3
RWA equivalent (RWAe) (£bn)	62.6	11.3	111.1	3.1	188.1
Employee numbers (FTEs - thousands)	13.1	2.2	12.7	33.3	61.3
Third party customer asset rate (1)	3.79%	4.97%	6.81%	nm	nm
Third party customer funding rate (1)	(2.05%)	(3.14%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	220.6	26.2	241.9	na	521.1
Net interest margin (1)	2.22%	2.06%	2.07%	na	2.05%
nm = not meaningful, na = not applicable.
(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued
	Quarter ended 30 June 2023
	Retail	Private	Commercial &	Central items	Total NatWest
	Banking	Banking	Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,416	199	1,243	(34)	2,824
Own credit adjustments	-	-	3	-	3
Other non-interest income	100	72	549	303	1,024
Total income	1,516	271	1,795	269	3,851
Direct expenses	(187)	(58)	(381)	(1,249)	(1,875)
Indirect expenses	(463)	(101)	(553)	1,117	-
Other operating expenses	(650)	(159)	(934)	(132)	(1,875)
Litigation and conduct costs	(21)	(8)	(50)	27	(52)
Operating expenses	(671)	(167)	(984)	(105)	(1,927)
Operating profit before impairment losses	845	104	811	164	1,924
Impairment losses	(79)	(3)	(64)	(7)	(153)
Operating profit	766	101	747	157	1,771

Income excluding notable items (1)	1,516	271	1,792	(16)	3,563

Additional information
Return on tangible equity (1)	na	na	na	na	16.4%
Return on equity (1)	28.2%	20.8%	14.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.9%	58.7%	52.0%	nm	48.7%
Total assets (£bn)	229.1	27.3	401.5	44.7	702.6
Funded assets (£bn) (1)	229.1	27.3	320.6	43.7	620.7
Net loans to customers - amortised cost (£bn)	204.4	19.1	129.2	21.2	373.9
Loan impairment rate (1)	15bps	6bps	20bps	nm	16bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.0)	-	(0.8)	(0.1)	(1.9)
Customer deposits (£bn)	183.1	36.5	201.5	11.4	432.5
Risk-weighted assets (RWAs) (£bn)	57.3	11.5	103.6	5.1	177.5
RWA equivalent (RWAe) (£bn)	57.3	11.5	104.9	5.8	179.5
Employee numbers (FTEs - thousands)	13.7	2.3	12.6	32.9	61.5
Third party customer asset rate (1)	3.11%	4.41%	5.84%	nm	nm
Third party customer funding rate (1)	(1.20%)	(1.71%)	(1.18%)	nm	nm
Average interest earning assets (£bn) (1)	221.5	27.1	243.2	na	514.5
Net interest margin (1)	2.56%	2.94%	2.05%	na	2.20%
nm - not meaningful, na - not applicable
(1)       Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Risk and capital management
Certain disclosures in the Risk and capital management section are within the scope of EY's review report and are marked as 'reviewed' in the section header.
Credit risk
Economic loss drivers (reviewed)
Introduction
The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. To enable robust modelling, the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables (typically three to four) that best explain the movements in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most significant economic loss drivers for the most material portfolios are shown in the table below:

UK Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
UK Personal unsecured	Unemployment rate, sterling swap rate, real wage
UK corporates	Stock price index, gross domestic product (GDP)
UK commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios
At 30 June 2024, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy, particularly in relation to the path of inflation and interest rates.

For 30 June 2024, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Upside - This scenario assumes robust growth as inflation falls sharply and rates are lowered quicker than expected. Consumer spending is supported by quicker recovery in household income, and further helped by higher consumer confidence, fiscal support and strong business investment. The labour market remains resilient with the unemployment rate falling. The housing market shows robust growth.

Compared to 31 December 2023, the upside scenario remains similarly configured, exploring a more benign set of economic outcomes, including a stronger performing stock market, real estate prices, and supported by a stronger global growth backdrop, relative to the base case view.

Base case - Continued declining inflation allows an easing cycle to start in the second half of 2024. The unemployment rate rises modestly over 2024 but there are no wide-spread job losses. Inflation remains very close to the current level of 2% through the forecast period. Economic output also experiences modest but stable growth in contrast to the stagnation of recent years. The housing market experiences modest nominal price increase. Housing market activity gradually strengthens as interest rates fall and real incomes recover.

Since 31 December 2023, the economic outlook has improved as household income continued to recover, and the labour market remained resilient. The declining inflation trend has continued, albeit the progress was slower than expected. As a result, rates are expected to remain higher-for-longer than previously expected. The unemployment rate still rises but the peak is marginally lower and is underpinned by a resilient labour market. House prices were assumed to decline previously in 2024, but there has been a better-than-expected recovery in early 2024 and prices are now expected to show a modest increase.

Downside - Core inflation remains persistently high leading to resurgent inflation. The economy experiences a recession as consumer confidence weakens due to a fall in real incomes. Interest rates are raised higher than the base case and remain higher-for-longer. High rates are assumed to have a more significant impact on the labour market. Unemployment is higher than the base case scenario while house prices lose approximately ten percent of their value.

Compared to 31 December 2023, the downside scenario is similarly configured and explores risks associated with high inflation and significantly higher interest rates across the period.

Extreme downside - This scenario assumes a significant economic downturn with a loss of consumer confidence leading to a deep economic recession. This results in widespread job losses with the unemployment rate rising above the levels seen during the 2008 financial crisis, further compounding consumer weakness. Rates are cut sharply in response to the demand shock, leading to some support to the recovery. House prices lose approximately a third of their value.

Compared to 31 December 2023, the extreme downside is similarly configured with an extreme set of economic outcomes, low interest rates, very sharp falls in asset prices and a marked deterioration in the labour market.

Risk and capital management continued
Credit risk continued
Economic loss drivers (reviewed)
The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below.
Main macroeconomic variables	30 June 2024					31 December 2023
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	1.9	1.2	0.6	(0.2)	1.1	1.8	1.0	0.5	(0.3)	0.9
Unemployment rate	3.5	4.3	5.4	7.1	4.7	3.5	4.6	5.2	6.8	4.8
House price index	5.3	3.3	1.0	(4.2)	2.5	3.9	0.3	(0.4)	(5.7)	0.3
Commercial real estate price	4.4	1.2	(0.7)	(5.1)	0.8	3.1	(0.2)	(2.0)	(6.8)	(0.6)
Consumer price index	1.1	2.1	4.8	1.3	2.3	1.7	2.6	5.2	1.8	2.8
Bank of England base rate	3.3	3.7	5.7	2.6	3.8	3.8	3.7	5.6	2.9	4.0
Stock price index	4.7	3.3	1.3	0.2	2.8	4.8	3.3	1.2	(0.4)	2.8
World GDP	3.7	3.1	2.7	1.8	3.0	3.7	3.2	2.7	1.8	3.0
Probability weight	22.0	45.0	19.4	13.6		21.2	45.0	20.4	13.4

(1)       The five-year summary runs from 2024-2028 for 30 June 2024 and from 2023-27 for 31 December 2023.
(2)       The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

Risk and capital management continued

Credit risk continued
Economic loss drivers (reviewed)
Climate transition
In 2023, NatWest Group for the first time explicitly included assumptions about the changes in transition policy, in the base case macroeconomic scenario. Last year, an economy-wide implicit carbon price, consistent with the CCC Balanced Net Zero Scenario, was applied to all sectors. During the first half of 2024, NatWest Group continued to add climate policy and technology related transition assumptions into its base case macroeconomic scenario used for financial planning. As in 2023, this process included an assessment of ECL in this IFRS 9 reporting period. This resulted in climate transition policy contributing £5.4 million to total ECL, compared with an increase in ECL of less than £1 million at the end of 2023.

In 2024, NatWest Group refined the approach. In this reporting period, NatWest Group calculated expected implicit carbon prices associated with specific climate transition policies. NatWest Group has individually assessed 46 active and potential transition policies that will have a significant impact on the cost of emissions and converted them into equivalent sectoral carbon prices, calculated as the cost per tonne of the emissions abated, as a result of each policy. This approach enables NatWest Group to estimate an aggregate macroeconomic impact of the transition policies, and as a result, ECL.

NatWest Group and its customers have a dependency on timely and appropriate government policies to provide the necessary impetus for technology development and customer behaviour changes, to enable the UK's successful transition to net zero. Policy delays and the risks outlined in the UK CCC 2022 and 2023 Progress Reports, if not adequately addressed in a timely manner, put at risk the UK's net zero transition and in turn, that of NatWest Group and its customers.

Probability weightings of scenarios
NatWest Group's quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 30 June 2024.
The approach involves comparing GDP paths for NatWest Group's scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. Probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.
The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. The weights were broadly comparable to those used at 31 December 2023 but with slightly less downside skew. This is reasonable as the inflation outturn since then has been encouraging, with inflation continuing to decline and a reduced risk of stagflation. However, the risks of persistent inflation remain elevated and there is considerable uncertainty in the economic outlook, particularly with respect to persistence and the range of outcomes on inflation. Given that backdrop, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 22% weighting was applied to the upside scenario, a 45% weighting applied to the base case scenario, a 19.4% weighting applied to the downside scenario and a 13.6% weighting applied to the extreme downside scenario.

Risk and capital management continued

Credit risk continued
Economic loss drivers (reviewed)
Annual figures
				Extreme	Weighted
	Upside	Base case	Downside	downside	average
GDP - annual growth	%	%	%	%	%
2024	1.7	0.7	0.1	-	0.7
2025	3.9	1.2	(0.9)	(4.0)	0.7
2026	1.4	1.4	1.1	0.9	1.3
2027	1.2	1.4	1.3	1.2	1.3
2028	1.2	1.4	1.3	1.2	1.3
2029	1.3	1.4	1.3	1.3	1.3

Unemployment rate
- annual average
2024	4.2	4.4	4.6	4.8	4.4
2025	3.4	4.4	5.7	7.8	4.9
2026	3.2	4.3	5.7	8.3	4.9
2027	3.3	4.3	5.5	7.7	4.7
2028	3.3	4.2	5.4	7.1	4.6
2029	3.3	4.2	5.3	6.8	4.6

House price index
- four quarter change
2024	6.8	3.1	(1.2)	(3.3)	2.2
2025	8.9	3.1	(6.0)	(13.2)	0.6
2026	4.5	3.4	1.0	(14.5)	1.3
2027	3.1	3.4	6.6	5.4	4.1
2028	3.5	3.4	5.2	6.8	4.1
2029	3.4	3.4	3.4	3.4	3.4

Commercial real estate price
- four quarter change
2024	6.2	(1.3)	(4.2)	(7.7)	(1.1)
2025	5.5	1.7	(8.0)	(30.8)	(3.4)
2026	4.6	2.0	3.1	3.3	3.0
2027	3.8	2.2	3.4	7.8	3.3
2028	1.8	1.5	3.0	8.5	2.5
2029	1.4	1.4	1.4	1.4	1.4

				Extreme	Weighted
Consumer price index	Upside	Base case	Downside	downside	average
- four quarter change	%	%	%	%	%
2024	1.4	2.1	5.7	0.1	2.4
2025	0.5	2.1	6.7	0.5	2.5
2026	1.3	2.0	4.4	2.0	2.4
2027	1.2	2.0	3.8	2.0	2.2
2028	1.1	2.0	3.7	2.0	2.2
2029	2.0	2.0	2.0	2.0	2.0

Bank of England base rate
- annual average
2024	4.83	5.10	5.50	4.69	5.06
2025	3.46	4.06	6.35	2.38	4.14
2026	2.85	3.08	5.83	2.00	3.42
2027	2.75	3.00	5.50	2.00	3.29
2028	2.75	3.00	5.19	2.06	3.24
2029	2.75	3.00	5.00	2.25	3.23

Stock price index
- four quarter change
2024	6.8	3.3	(11.0)	(27.7)	(2.9)
2025	5.7	3.3	(1.5)	(7.4)	1.9
2026	4.1	3.3	8.6	21.2	6.0
2027	3.6	3.3	6.5	12.9	4.9
2028	3.2	3.3	5.3	10.2	4.4
2029	3.3	3.3	3.3	3.3	3.3

Risk and capital management continued
Credit risk continued
Economic loss drivers (reviewed)
Worst points
			Extreme		Weighted
	Downside		downside		average
30 June 2024%		Quarter	%	Quarter	%
GDP	(0.9)	Q1 2025	(4.2)	Q2 2025	0.6
Unemployment rate - peak	5.8	Q3 2025	8.5	Q4 2025	5.0
House price index	(8.0)	Q2 2026	(28.2)	Q4 2026	1.1
Commercial real estate price	(11.9)	Q3 2025	(36.5)	Q1 2026	(4.4)
Consumer price index
- highest four quarter change	8.5	Q2 2025	3.5	Q1 2024	3.5
Bank of England base rate
- extreme level	6.5	Q2 2025	5.3	Q1 2024	5.3
Stock price index	(16.0)	Q2 2025	(40.5)	Q2 2025	(4.2)

31 December 2023
GDP	(1.2)	Q3 2024	(4.5)	Q4 2024	0.3
Unemployment rate - peak	5.8	Q1 2025	8.5	Q2 2025	5.2
House price index	(12.5)	Q4 2025	(31.7)	Q2 2026	(6.5)
Commercial real estate price	(16.6)	Q1 2025	(39.9)	Q3 2025	(10.2)
Consumer price index
- highest four quarter change	10.3	Q1 2023	10.3	Q1 2023	10.3
Bank of England base rate
- extreme level	6.5	Q4 2024	5.3	Q4 2023	5.3
Stock price index	(14.3)	Q4 2024	(39.3)	Q4 2024	(2.4)

(1)     Unless specified otherwise, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q4 2023 for 30 June 2024 scenarios and Q4 2022 for 31 December 2023 scenarios.

Use of the scenarios in Personal lending
Personal lending follows a discrete scenario approach. The probability of default (PD), exposure at default (EAD), loss given default (LGD) and resultant ECL for each discrete scenario is calculated using product specific economic response models. Probability weighted averages across the suite of economic scenarios are then calculated for each of the model outputs, with the weighted PD being used for staging purposes.
Business Banking utilises the Personal lending methodology rather than the Wholesale lending methodology.

Use of the scenarios in Wholesale lending
Wholesale lending follows a continuous scenario approach to calculate ECL. PD and LGD values arising from multiple economic forecasts (based on the concept of credit cycle indices) are simulated around the central projection. The central projection is a weighted average of economic scenarios with the scenarios translated into credit cycle indices using the Wholesale economic response models.

UK economic uncertainty
The high inflation environment alongside high interest rates are presenting significant headwinds for some businesses and consumers, in many cases compounding. These cost pressures remain a feature of the economic environment, though they are expected to moderate over 2024 and 2025 in the base case scenario. NatWest Group has considered where these are most likely to affect the customer base, with the cost of borrowing during 2023 and 2024 for both businesses and consumers presenting an additional affordability challenge.

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the high inflation environment, low unemployment base case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section.

Governance and post model adjustments (reviewed)
The IFRS 9 PD, EAD and LGD models are subject to NatWest Group's model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to review, challenge and approval through model or provisioning committees.

Post model adjustments will remain a key focus area of NatWest Group's ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to high inflation, high interest rates and supply chain disruption.

Risk and capital management continued
Credit risk continued
Economic loss drivers (reviewed)
ECL post model adjustments
The table below shows ECL post model adjustments.
	Retail Banking		Private	Commercial &	Central items
	Mortgages	Other	Banking	Institutional	& other	Total
30 June 2024	£m	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	16	-	17
Economic uncertainty	79	43	8	168	4	302
Other adjustments	-	-	-	3	-	3
Total	79	43	9	187	4	322

Of which:
- Stage 1	36	18	5	78	4	141
- Stage 2	33	25	4	107	-	169
- Stage 3	10	-	-	2	-	12

31 December 2023
Deferred model calibrations	-	-	1	23	-	24
Economic uncertainty	118	39	13	256	3	429
Other adjustments	1	-	-	8	23	32
Total	119	39	14	287	26	485
Of which:
- Stage 1	75	14	6	115	10	220
- Stage 2	31	25	8	167	9	240
- Stage 3	13	-	-	5	7	25

Risk and capital management continued
Credit risk continued
ECL post model adjustments
Post model adjustments decreased significantly since 31 December 2023, reflecting reduced economic uncertainty from inflation, higher-for-longer interest rates and liquidity.
-
Retail Banking - The post model adjustment for economic uncertainty decreased to £122 million (31 December 2023 - £157 million). This reduction primarily reflected a revision to the cost of living post model adjustment to £111 million (31 December 2023 - £144 million), supported by back-testing of default outcomes for higher risk segments. The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focuses on key affordability lenses, including customers with lower income in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock.

-
Commercial & Institutional - The post model adjustment for economic uncertainty decreased to £168 million (31 December 2023 - £256 million). The inflation, supply chain and liquidity post model adjustment of £136 million (31 December 2023 - £206 million) was maintained for lending prior to 1 January 2024, with a sector-level downgrade being applied to the sectors that were considered most at risk from the ongoing pressures from inflation and ongoing concerns around reducing cash reserves across many sectors. The £70 million reduction reflected the reduced risk along with portfolio improvements and exposure reduction.

-
A £32 million (31 December 2023 - £50 million) post model adjustment to cover the residual risks from COVID-19 remains for the risks surrounding associated debt to customers that have utilised government support schemes. This adjustment is reducing as customers default or repay.

-
The £16 million (31 December 2023 - £23 million) judgemental overlay for deferred model calibrations relates to refinance risk, with the existing mechanistic modelling approach not fully capturing the risk on deteriorated exposures.

-
Central items & other - A £23 million post model adjustment in other adjustments was removed in the period, reflecting the withdrawal from the Republic of Ireland.

Measurement uncertainty and ECL sensitivity analysis (reviewed)
The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated. These scenarios are used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section) on the basis these would be re-evaluated by management through ECL governance for any new economic scenario outlook and not be subject to an automated calculation. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2024. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty - default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NatWest Group's core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Risk and capital management continued
Credit risk continued
Measurement uncertainty and ECL sensitivity analysis (reviewed)
			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2024	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	166,944	167,405	167,829	164,061	157,458
Retail Banking - unsecured	9,941	10,025	10,142	9,696	9,019
Wholesale - property	27,589	27,635	27,769	27,277	23,732
Wholesale - non-property	130,655	131,355	131,829	128,798	109,550
	335,129	336,420	337,569	329,832	299,759
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	47	45	44	46	44
Retail Banking - unsecured	228	219	202	250	243
Wholesale - property	73	54	41	99	148
Wholesale - non-property	219	189	158	268	337
	567	507	445	663	772
Stage 1 coverage
Retail Banking - mortgages	0.03%	0.03%	0.03%	0.03%	0.03%
Retail Banking - unsecured	2.29%	2.18%	1.99%	2.58%	2.69%
Wholesale - property	0.26%	0.20%	0.15%	0.36%	0.62%
Wholesale - non-property	0.17%	0.14%	0.12%	0.21%	0.31%
	0.17%	0.15%	0.13%	0.20%	0.26%
Stage 2 modelled loans (£m)
Retail Banking - mortgages	20,315	19,854	19,430	23,198	29,801
Retail Banking - unsecured	3,097	3,013	2,896	3,342	4,019
Wholesale - property	3,052	3,006	2,872	3,364	6,909
Wholesale - non-property	10,983	10,283	9,809	12,840	32,088
	37,447	36,156	35,007	42,744	72,817
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	68	61	55	82	123
Retail Banking - unsecured	390	361	315	455	596
Wholesale - property	64	56	49	80	186
Wholesale - non-property	269	233	202	343	641
	791	711	621	960	1,546
Stage 2 coverage
Retail Banking - mortgages	0.33%	0.31%	0.28%	0.35%	0.41%
Retail Banking - unsecured	12.59%	11.98%	10.88%	13.61%	14.83%
Wholesale - property	2.10%	1.86%	1.71%	2.38%	2.69%
Wholesale - non-property	2.45%	2.27%	2.06%	2.67%	2.00%
	2.11%	1.97%	1.77%	2.25%	2.12%
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	187,259	187,259	187,259	187,259	187,259
Retail Banking - unsecured	13,038	13,038	13,038	13,038	13,038
Wholesale - property	30,641	30,641	30,641	30,641	30,641
Wholesale - non-property	141,638	141,638	141,638	141,638	141,638
	372,576	372,576	372,576	372,576	372,576

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2024	Actual	scenario	scenario	scenario	scenario
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	115	106	99	128	167
Retail Banking - unsecured	618	580	517	705	839
Wholesale - property	137	110	90	179	334
Wholesale - non-property	488	422	360	611	978
	1,358	1,218	1,066	1,623	2,318
Stage 1 and Stage 2 coverage
Retail Banking - mortgages	0.06%	0.06%	0.05%	0.07%	0.09%
Retail Banking - unsecured	4.74%	4.45%	3.97%	5.41%	6.44%
Wholesale - property	0.45%	0.36%	0.29%	0.58%	1.09%
Wholesale - non-property	0.34%	0.30%	0.25%	0.43%	0.69%
	0.36%	0.33%	0.29%	0.44%	0.62%
Reconciliation to Stage 1 and
Stage 2 ECL (£m)
ECL on modelled exposures	1,358	1,218	1,066	1,623	2,318
ECL on UBIDAC modelled exposures	-	-	-	-	-
ECL on non-modelled exposures	29	29	29	29	29

Total Stage 1 and Stage 2 ECL (£m)	1,387	1,247	1,095	1,652	2,347
Variance to actual total Stage 1 and
Stage 2 ECL (£m)		(140)	(292)	265	960

Reconciliation to Stage 1 and
Stage 2 flow exposure (£m)
Modelled loans	372,576	372,576	372,576	372,576	372,576
UBIDAC loans	69	69	69	69	69
Non-modelled loans	18,881	18,881	18,881	18,881	18,881
Other asset classes	145,136	145,136	145,136	145,136	145,136

(1)
Variations in future undrawn exposure values across the scenarios are modelled, however, the exposure position reported is that used to calculate modelled ECL as at 30 June 2024 and therefore does not include variation in future undrawn exposure values.
(2)
Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3)
Exposures related to Ulster Bank RoI continuing operations were not included in the simulations, the current Ulster Bank RoI ECL was included across all scenarios to enable reconciliation to other disclosures.
(4)
All simulations were run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2024. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(5)
Refer to the Economic loss drivers section for details of economic scenarios.
(6)
Refer to the NatWest Group plc 2023 Annual Report and Accounts for 31 December 2023 comparatives.

Risk and capital management continued
Credit risk continued
Measurement uncertainty and ECL adequacy (reviewed)
●
If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by around £1.0 billion (approximately 69%). In this scenario, Stage 2 exposure nearly doubled and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was far less significant and the impact to ECL less material.
●
In the Wholesale portfolio, there was a significant increase in ECL under the extreme downside scenario. The Wholesale property ECL increase was mainly due to commercial real estate prices which showed negative growth particularly in 2025 and significant deterioration in the stock index in 2024 and 2025. The non-property increase was mainly due to GDP contraction in 2025 and significant deterioration in the stock index.
●
Given that continued uncertainty remained due to persistent inflation, high interest rates and liquidity concerns at H1 2024, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights, supply chain contagion analysis and problem debt trends. This was particularly important for consideration of post model adjustments.
●
As the effects of these economic risks evolve during 2024, there is a risk of further credit deterioration. However, the income statement effect of this should have been mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2024.
●
There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in unemployment and GDP in the economies in which NatWest Group operates.

Movement in ECL provision
The table below shows the main ECL provision movements during H1 2024.

ECL provision
£m
At 1 January 2024	3,645
Transfers to disposal groups and reclassifications	(18)
Changes in economic forecasts	(17)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(147)
Changes in risk metrics and exposure: Stage 3	370
Judgemental changes: changes in post model adjustments for Stage 1,
Stage 2 and Stage 3	(140)
Write-offs and other	(350)
At 30 June 2024	3,343

-
During the first half of the year, overall ECL decreased with increases from Stage 3 inflows more than offset by write-offs, including debt sale activity on Personal unsecured assets (£0.2 billion), reductions in economic uncertainty post-model adjustments, as well as reflecting balance reductions and positive portfolio performance across NatWest Group.
-
In the Personal portfolios, Stage 3 default rates reduced during H1 2024 relative to H2 2023 with trends on PDs and Stage 2 either stable or improving.
-
For the Wholesale portfolio, Stage 3 defaults increased but are still below historic trends.
-
Judgemental ECL post model adjustments, decreased from 31 December 2023 and now representing 10% of total ECL (31 December 2023 - 13%). Refer to the Governance and post model adjustments section for further details.

Risk and capital management continued
Credit risk - Banking activities
Introduction
This section details the credit risk profile of NatWest Group's banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework (reviewed)
Refer to Note 8 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.
	30 June 2024			31 December 2023
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	562.6			553.8
In scope of IFRS 9 ECL framework	555.1			545.3
% in scope	99%			98%
Loans to customers - in scope - amortised cost	383.1	3.2	379.9	385.3	3.6	381.7
Loans to customers - in scope - FVOCI	0.1	-	0.1	0.1	-	0.1
Loans to banks - in scope - amortised cost	5.7	-	5.7	6.7	-	6.7
Total loans - in scope	388.9	3.2	385.7	392.1	3.6	388.5
Stage 1	345.8	0.5	345.3	348.6	0.7	347.9
Stage 2	37.3	0.8	36.5	37.9	0.9	37.0
Stage 3	5.8	1.9	3.9	5.6	2.0	3.6
Other financial assets - in scope - amortised cost	138.5	-	138.5	124.9	-	124.9
Other financial assets - in scope - FVOCI	27.7	-	27.7	28.3	-	28.3
Total other financial assets - in scope	166.2	-	166.2	153.2	-	153.2
Stage 1	165.6	-	165.6	152.0	-	152.0
Stage 2	0.6	-	0.6	1.2	-	1.2
Out of scope of IFRS 9 ECL framework	7.5	na	7.5	8.5	na	8.5
Loans to customers - out of scope - amortised cost	(0.6)	na	(0.6)	(0.4)	na	(0.4)
Loans to banks - out of scope - amortised cost	0.3	na	0.3	0.3	na	0.3
Other financial assets - out of scope - amortised cost	7.5	na	7.5	8.3	na	8.3
Other financial assets - out of scope - FVOCI	0.3	na	0.3	0.3	na	0.3
na = not applicable

The assets outside the scope of the IFRS 9 ECL framework were as follows:

-
Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £7.4 billion (31 December 2023 - £8.6 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
-
Equity shares of £0.3 billion (31 December 2023 - £0.3 billion) as not within the IFRS 9 ECL framework by definition.
-
Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.4) billion (31 December 2023 - £(0.3) billion).

Contingent liabilities and commitments
In addition to contingent liabilities and commitments disclosed in Note 13 to the consolidated financial statements, reputationally-committed limits were also included in the scope of the IFRS 9 ECL framework. These were offset by £0.4 billion (31 December 2023 - £0.1 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £136.2 billion (31 December 2023 - £132.0 billion) comprised Stage 1 £126.3 billion (31 December 2023 - £120.6 billion); Stage 2 £9.2 billion (31 December 2023 - £10.7 billion); and Stage 3 £0.7 billion (31 December 2023 - £0.7 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2023 - £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.3 billion (31 December 2023 - £3.6 billion) included ECL for both on and off-balance sheet exposures for non-disposal groups.

Risk and capital management continued
Credit risk - Banking activities continued
Segment analysis - portfolio summary (reviewed)
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.
	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
30 June 2024	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	178,508	17,209	123,433	26,697	345,847
Stage 2	23,091	744	13,453	-	37,288
Stage 3	3,205	294	2,313	-	5,812
Of which: individual	-	252	964	-	1,216
Of which: collective	3,205	42	1,349	-	4,596
Subtotal excluding disposal group loans	204,804	18,247	139,199	26,697	388,947
Disposal group loans				-	-
Total				26,697	388,947
ECL provisions (3)
Stage 1	275	16	275	19	585
Stage 2	456	11	334	1	802
Stage 3	1,026	38	892	-	1,956
Of which: individual	-	38	328	-	366
Of which: collective	1,026	-	564	-	1,590
Subtotal excluding ECL provisions on disposal group loans	1,757	65	1,501	20	3,343
ECL provisions on disposal group loans				-	-
Total				20	3,343
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.09	0.22	0.07	0.17
Stage 2 (%)	1.97	1.48	2.48	nm	2.15
Stage 3 (%)	32.01	12.93	38.56	-	33.65
ECL provisions coverage excluding disposal group loans	0.86	0.36	1.08	0.07	0.86
ECL provisions coverage on disposal group loans	-	-	-	-	-
Total	-	-	-	0.07	0.86
Impairment (releases)/losses
ECL charge/(release) (5)	122	(11)	(57)	(6)	48
Stage 1	(166)	(9)	(182)	(7)	(364)
Stage 2	178	(3)	14	1	190
Stage 3	110	1	111	-	222
Of which: individual	-	1	79	-	80
Of which: collective	110	-	32	-	142
Continuing operations	122	(11)	(57)	(6)	48
Discontinued operations				-	-
Total				(6)	48
Amounts written-off	270	-	99	-	369
Of which: individual	-	-	64	-	64
Of which: collective	270	-	35	-	305
For the notes to this table refer to the following page.

Risk and capital management continued
Credit risk - Banking activities continued
Segment analysis - portfolio summary (reviewed)
	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
31 December 2023	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,297	17,565	119,047	29,677	348,586
Stage 2	21,208	906	15,771	6	37,891
Stage 3	3,133	258	2,162	10	5,563
Of which: individual	-	186	845	-	1,031
Of which: collective	3,133	72	1,317	10	4,532
Subtotal excluding disposal group loans	206,638	18,729	136,980	29,693	392,040
Disposal group loans				67	67
Total				29,760	392,107
ECL provisions (3)
Stage 1	306	20	356	27	709
Stage 2	502	20	447	7	976
Stage 3	1,097	34	819	10	1,960
Of which: individual	-	34	298	-	332
Of which: collective	1,097	-	521	10	1,628
Subtotal excluding ECL provisions on disposal group loans	1,905	74	1,622	44	3,645
ECL provisions on disposal group loans				36	36
Total				80	3,681
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.11	0.30	0.09	0.20
Stage 2 (%)	2.37	2.21	2.83	nm	2.58
Stage 3 (%)	35.01	13.18	37.88	100.00	35.23
ECL provisions coverage excluding disposal group loans	0.92	0.40	1.18	0.15	0.93
ECL provisions coverage on disposal group loans				53.73	53.73
Total				0.27	0.94
Half year ended 30 June 2023
Impairment (releases)/losses
ECL (release)/charge (5)	193	11	20	(1)	223
Stage 1	(88)	(1)	(124)	4	(209)
Stage 2	188	8	98	2	296
Stage 3	93	4	46	(7)	136
Of which: individual	-	4	13	(4)	13
Of which: collective	93	-	33	(3)	123
Continuing operations	193	11	20	(1)	223
Discontinued operations				(1)	(1)
Total				(2)	222
Amounts written-off	63	1	50	8	122
Of which: individual	-	1	19	2	22
Of which: collective	63	-	31	6	100

nm = not meaningful
(1)       The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £114.8 billion (31 December 2023 - £103.1 billion) and debt securities of £51.4 billion (31 December 2023 - £50.1 billion).
(2)       Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)       Includes £4 million (31 December 2023 - £9 million) related to assets classified as FVOCI and £0.1 billion (31 December 2023 - £0.1 billion) related to off-balance sheet exposures.
(4)       ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)       Includes a £6 million release (30 June 2023 - £5 million release) related to other financial assets, of which £5 million release (30 June 2023 - £1 million charge) related to assets classified as FVOCI and includes a £4 million charge (30 June 2023 - £3 million release) related to contingent liabilities.

Risk and capital management continued
Credit risk - Banking activities continued
Segment loans and impairment metrics (reviewed)
The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)
		Stage 2 (1)							Stage 2 (1)
		Not past	1-30	>30					Not past	1-30	>30
	Stage 1	due	DPD	DPD	Total	Stage 3	Total	Stage 1	due	DPD	DPD	Total	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	178,508	21,836	816	439	23,091	3,205	204,804	275	398	15	43	456	1,026	1,757
Private Banking	17,209	653	45	46	744	294	18,247	16	11	-	-	11	38	65
Personal	13,865	160	45	30	235	210	14,310	3	1	-	-	1	23	27
Wholesale	3,344	493	-	16	509	84	3,937	13	10	-	-	10	15	38
Commercial & Institutional	123,433	12,475	649	329	13,453	2,313	139,199	275	302	21	11	334	892	1,501
Personal	2,238	12	24	10	46	46	2,330	2	-	-	-	-	14	16
Wholesale	121,195	12,463	625	319	13,407	2,267	136,869	273	302	21	11	334	878	1,485
Central items & other	26,697	-	-	-	-	-	26,697	19	1	-	-	1	-	20
Personal	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Wholesale	26,697	-	-	-	-	-	26,697	19	1	-	-	1	-	20
Total loans	345,847	34,964	1,510	814	37,288	5,812	388,947	585	712	36	54	802	1,956	3,343
Of which:
Personal	194,611	22,008	885	479	23,372	3,461	221,444	280	399	15	43	457	1,063	1,800
Wholesale	151,236	12,956	625	335	13,916	2,351	167,503	305	313	21	11	345	893	1,543

31 December 2023
Retail Banking	182,297	20,128	738	342	21,208	3,133	206,638	306	453	15	34	502	1,097	1,905
Private Banking	17,565	772	77	57	906	258	18,729	20	18	1	1	20	34	74
Personal	14,296	158	73	24	255	209	14,760	3	2	-	-	2	20	25
Wholesale	3,269	614	4	33	651	49	3,969	17	16	1	1	18	14	49
Commercial & Institutional	119,047	14,689	657	425	15,771	2,162	136,980	356	415	21	11	447	819	1,622
Personal	2,268	15	21	7	43	52	2,363	2	-	-	-	-	16	18
Wholesale	116,779	14,674	636	418	15,728	2,110	134,617	354	415	21	11	447	803	1,604
Central items & other	29,677	5	-	1	6	10	29,693	27	6	-	1	7	10	44
Personal	4	2	-	1	3	6	13	5	1	-	1	2	9	16
Wholesale	29,673	3	-	-	3	4	29,680	22	5	-	-	5	1	28
Total loans	348,586	35,594	1,472	825	37,891	5,563	392,040	709	892	37	47	976	1,960	3,645
Of which:
Personal	198,865	20,303	832	374	21,509	3,400	223,774	316	456	15	35	506	1,142	1,964
Wholesale	149,721	15,291	640	451	16,382	2,163	168,266	393	436	22	12	470	818	1,681
For the notes to this table refer to the following page.

Risk and capital management continued
Credit risk - Banking activities continued
Segment loans and impairment metrics (reviewed)
The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.
	ECL provisions coverage							Half year ended 30 June 2024
		Stage 2 (1,2)						ECL
		Not past						Total	Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	(release)/charge	written-off
30 June 2024%		%	%	%	%	%	%	£m	£m
Retail Banking	0.15	1.82	1.84	9.79	1.97	32.01	0.86	122	270
Private Banking	0.09	1.68	-	-	1.48	12.93	0.36	(11)	-
Personal	0.02	0.63	-	-	0.43	10.95	0.19	1	-
Wholesale	0.39	2.03	-	-	1.96	17.86	0.97	(12)	-
Commercial &
Institutional	0.22	2.42	3.24	3.34	2.48	38.56	1.08	(57)	99
Personal	0.09	-	-	-	-	30.43	0.69	-	1
Wholesale	0.23	2.42	3.36	3.45	2.49	38.73	1.08	(57)	98
Central items
& other	0.07	nm	-	-	nm	-	0.07	(6)	-
Personal	-	-	-	-	-	-	-	-	-
Wholesale	0.07	nm	-	-	nm	-	0.07	(6)	-
Total loans	0.17	2.04	2.38	6.63	2.15	33.65	0.86	48	369
Of which:
Personal	0.14	1.81	1.69	8.98	1.96	30.71	0.81	123	271
Wholesale	0.20	2.42	3.36	3.28	2.48	37.98	0.92	(75)	98

31 December 2023								Half year ended 30 June 2023
Retail Banking	0.17	2.25	2.03	9.94	2.37	35.01	0.92	193	63
Private Banking	0.11	2.33	1.30	1.75	2.21	13.18	0.40	11	1
Personal	0.02	1.27	-	-	0.78	9.57	0.17	4	1
Wholesale	0.52	2.61	25.00	3.03	2.76	28.57	1.23	7	-
Commercial &
Institutional	0.30	2.83	3.20	2.59	2.83	37.88	1.18	20	50
Personal	0.09	-	-	-	-	30.77	0.76	1	1
Wholesale	0.30	2.83	3.30	2.63	2.84	38.06	1.19	19	49
Central items
& other	0.09	nm	-	nm	nm	nm	0.15	(1)	8
Personal	nm	nm	-	nm	nm	nm	nm	5	1
Wholesale	0.07	nm	-	-	nm	25.00	0.09	(6)	7
Total loans	0.20	2.51	2.51	5.70	2.58	35.23	0.93	223	122
Of which:
Personal	0.16	2.25	1.80	9.36	2.35	33.59	0.88	203	66
Wholesale	0.26	2.85	3.44	2.66	2.87	37.82	1.00	20	56

-
Retail Banking - Loans to customers were lower than Q4 2023, mainly due to a reduction in mortgage balances where higher redemptions were only partly offset by new mortgage lending. Unsecured lending grew overall, driven by growth in credit cards. New lending and portfolio credit quality was maintained with limited increases in arrears in line with expectations. Total ECL coverage decreased during H1 2024 reflective of Q2 2024 debt sale activity on unsecured portfolios (£0.2 billion of assets), reductions in economic uncertainty post model adjustments, and stable underlying portfolio performance. The reduction in good book coverage in the first half of the year was also a result of unsecured probability of default modelling updates alongside an improved view on forward looking economics, underpinning a reduction in Stage 2 balances. Post model adjustments to capture increased affordability pressures on customers due to high inflation and interest rates decreased since Q4 2023, reflecting a revision of portfolio subsegments deemed most at risk, supported by back-testing of default outcomes. Flow rates into Stage 3 reduced during H1 2024.

-
Commercial & Institutional - Growth in exposure in Commercial & Institutional was driven by increased exposure to financial institutions and property, and partially offset by an overall reduction to corporate sectors. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters deemed to represent a heightened risk. Total ECL reduced in H1 2024 due to releases in post model adjustments, positive portfolio performance and improved economic scenarios. This was partially offset by an increase in Stage 3 ECL, from flows into default on individually assessed customers. The ECL decrease resulted in a reduction in coverage levels, but coverage on Stage 1 and Stage 2 was still significantly above pre-COVID-19 levels, reflecting that a degree of economic uncertainty remains.

nm = not meaningful

(1)
30 DPD - 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.
(2)
Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.

Risk and capital management continued
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)
The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.
	Personal				Wholesale					Total
		Credit	Other				Financial
	Mortgages (1)	cards	personal	Total	Property	Corporate	institution	Sovereign	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	205,486	6,381	9,577	221,444	32,618	76,588	56,725	1,572	167,503	388,947
- UK	205,486	6,381	9,577	221,444	32,200	63,611	38,600	552	134,963	356,407
- RoI	-	-	-	-	10	983	529	-	1,522	1,522
- Other Europe	-	-	-	-	289	5,100	8,669	701	14,759	14,759
- RoW	-	-	-	-	119	6,894	8,927	319	16,259	16,259
Loans by stage	205,486	6,381	9,577	221,444	32,618	76,588	56,725	1,572	167,503	388,947
- Stage 1	182,672	4,431	7,508	194,611	28,872	64,974	56,103	1,287	151,236	345,847
- Stage 2	20,368	1,792	1,212	23,372	3,018	10,087	548	263	13,916	37,288
- Stage 3	2,446	158	857	3,461	728	1,527	74	22	2,351	5,812
- Of which: individual	150	-	22	172	290	666	66	22	1,044	1,216
- Of which: collective	2,296	158	835	3,289	438	861	8	-	1,307	4,596
Loans - past due analysis (2)	205,486	6,381	9,577	221,444	32,618	76,588	56,725	1,572	167,503	388,947
- Not past due	202,398	6,198	8,677	217,273	31,937	74,187	56,442	1,550	164,116	381,389
- Past due 1-30 days	1,199	44	68	1,311	296	1,494	275	-	2,065	3,376
- Past due 31-90 days	735	44	119	898	86	287	3	-	376	1,274
- Past due 90-180 days	388	38	101	527	37	33	-	22	92	619
- Past due >180 days	766	57	612	1,435	262	587	5	-	854	2,289
Loans - Stage 2	20,368	1,792	1,212	23,372	3,018	10,087	548	263	13,916	37,288
- Not past due	19,171	1,737	1,100	22,008	2,820	9,331	542	263	12,956	34,964
- Past due 1-30 days	822	27	36	885	116	506	3	-	625	1,510
- Past due 31-90 days	375	28	76	479	82	250	3	-	335	814
Weighted average life
- ECL measurement (years)	9	4	6	5	6	6	2	2	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.51	2.99	4.63	0.74	1.14	1.36	0.17	4.38	0.94	0.83
- Basel (%)	0.67	3.51	3.32	0.85	0.90	1.22	0.16	4.38	0.82	0.84
ECL provisions by geography	420	376	1,004	1,800	371	1,063	90	19	1,543	3,343
- UK	420	376	1,004	1,800	361	926	34	13	1,334	3,134
- RoI	-	-	-	-	-	3	1	-	4	4
- Other Europe	-	-	-	-	3	87	8	-	98	98
- RoW	-	-	-	-	7	47	47	6	107	107
ECL provisions by stage	420	376	1,004	1,800	371	1,063	90	19	1,543	3,343
- Stage 1	49	82	149	280	73	180	39	13	305	585
- Stage 2	69	189	199	457	66	270	7	2	345	802
- Stage 3	302	105	656	1,063	232	613	44	4	893	1,956
- Of which: individual	13	-	14	27	85	211	39	4	339	366
- Of which: collective	289	105	642	1,036	147	402	5	-	554	1,590
For the notes to this table refer to page 34.

Risk and capital management continued
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)
	Personal				Wholesale					Total
		Credit	Other				Financial
	Mortgages (1)	cards	personal	Total	Property	Corporate	institution	Sovereign	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.20	5.89	10.48	0.81	1.14	1.39	0.16	1.21	0.92	0.86
- Stage 1 (%)	0.03	1.85	1.98	0.14	0.25	0.28	0.07	1.01	0.20	0.17
- Stage 2 (%)	0.34	10.55	16.42	1.96	2.19	2.68	1.28	0.76	2.48	2.15
- Stage 3 (%)	12.35	66.46	76.55	30.71	31.87	40.14	59.46	18.18	37.98	33.65
ECL (release)/charge	(19)	51	91	123	(12)	(83)	19	1	(75)	48
- UK	(19)	51	91	123	(12)	(70)	(4)	-	(86)	37
- RoI	-	-	-	-	1	-	-	-	1	1
- Other Europe	-	-	-	-	(1)	(7)	(6)	-	(14)	(14)
- RoW	-	-	-	-	-	(6)	29	1	24	24
Amounts written-off	9	38	224	271	10	88	-	-	98	369
Loans by residual maturity	205,486	6,381	9,577	221,444	32,618	76,588	56,725	1,572	167,503	388,947
- <1 year	3,366	3,618	3,080	10,064	6,665	25,856	43,220	780	76,521	86,585
- 1-5 year	9,469	2,763	5,482	17,714	17,687	30,632	11,242	483	60,044	77,758
- >5<15 year	45,488	-	1,009	46,497	5,782	14,925	2,229	309	23,245	69,742
- >15 year	147,163	-	6	147,169	2,484	5,175	34	-	7,693	154,862
Other financial assets by asset quality (3)	-	-	-	-	1	2,583	27,058	136,516	166,158	166,158
- AQ1-AQ4	-	-	-	-	1	2,581	26,507	136,516	165,605	165,605
- AQ5-AQ8	-	-	-	-	-	2	551	-	553	553
Off-balance sheet	12,478	18,494	8,207	39,179	14,159	61,113	21,516	254	97,042	136,221
- Loan commitments	12,478	18,494	8,165	39,137	13,843	58,410	19,909	254	92,416	131,553
- Financial guarantees	-	-	42	42	316	2,703	1,607	-	4,626	4,668
Off-balance sheet by asset quality (3)	12,478	18,494	8,207	39,179	14,159	61,113	21,516	254	97,042	136,221
- AQ1-AQ4	11,659	486	6,869	19,014	10,970	37,302	19,902	164	68,338	87,352
- AQ5-AQ8	797	17,681	1,301	19,779	3,170	23,497	1,575	27	28,269	48,048
- AQ9	7	9	9	25	2	25	1	63	91	116
- AQ10	15	318	28	361	17	289	38	-	344	705
For the notes to this table refer to page 34.

Risk and capital management continued
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)
	Personal				Wholesale					Total
		Credit	Other				Financial
	Mortgages (1)	cards	personal	Total	Property	Corporate	institution	Sovereign	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- UK	208,275	5,893	9,592	223,760	30,703	65,033	39,906	2,016	137,658	361,418
- RoI	-	11	3	14	9	888	279	-	1,176	1,190
- Other Europe	-	-	-	-	375	5,096	7,865	399	13,735	13,735
- RoW	-	-	-	-	120	6,322	9,037	218	15,697	15,697
Loans by stage	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- Stage 1	188,140	3,742	6,983	198,865	27,316	63,690	56,105	2,610	149,721	348,586
- Stage 2	17,854	2,022	1,633	21,509	3,270	12,145	966	1	16,382	37,891
- Stage 3	2,281	140	979	3,400	621	1,504	16	22	2,163	5,563
- Of which: individual	122	-	20	142	240	625	2	22	889	1,031
- Of which: collective	2,159	140	959	3,258	381	879	14	-	1,274	4,532
Loans - past due analysis (2)	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- Not past due	205,405	5,743	8,578	219,726	30,264	74,052	56,735	2,633	163,684	383,410
- Past due 1-30 days	1,178	41	71	1,290	491	2,222	332	-	3,045	4,335
- Past due 31-90 days	518	38	112	668	179	437	12	-	628	1,296
- Past due 90-180 days	445	32	103	580	42	71	2	-	115	695
- Past due >180 days	729	50	731	1,510	231	557	6	-	794	2,304
Loans - Stage 2	17,854	2,022	1,633	21,509	3,270	12,145	966	1	16,382	37,891
- Not past due	16,803	1,971	1,529	20,303	3,071	11,287	932	1	15,291	35,594
- Past due 1-30 days	765	27	40	832	100	516	24	-	640	1,472
- Past due 31-90 days	286	24	64	374	99	342	10	-	451	825
Weighted average life
- ECL measurement (years)	9	3	6	6	6	6	2	-	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.50	3.45	5.29	0.75	1.45	1.59	0.19	0.37	1.07	0.89
- Basel (%)	0.67	3.37	3.15	0.84	0.94	1.25	0.17	0.37	0.81	0.83
ECL provisions by geography	420	376	1,168	1,964	398	1,201	66	16	1,681	3,645
- UK	420	365	1,163	1,948	384	999	38	13	1,434	3,382
- RoI	-	11	5	16	-	6	1	-	7	23
- Other Europe	-	-	-	-	7	146	12	-	165	165
- RoW	-	-	-	-	7	50	15	3	75	75
ECL provisions by stage	420	376	1,168	1,964	398	1,201	66	16	1,681	3,645
- Stage 1	88	76	152	316	102	234	44	13	393	709
- Stage 2	61	207	238	506	98	356	15	1	470	976
- Stage 3	271	93	778	1,142	198	611	7	2	818	1,960
- Of which: individual	12	-	14	26	60	242	2	2	306	332
- Of which: collective	259	93	764	1,116	138	369	5	-	512	1,628
For the notes to this table refer to the following page.

Risk and capital management continued
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)
	Personal				Wholesale					Total
		Credit	Other				Financial
	Mortgages (1)	cards	personal	Total	Property	Corporate	institution	Sovereign	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.20	6.37	12.17	0.88	1.28	1.55	0.12	0.61	1.00	0.93
- Stage 1 (%)	0.05	2.03	2.18	0.16	0.37	0.37	0.08	0.50	0.26	0.20
- Stage 2 (%)	0.34	10.24	14.57	2.35	3.00	2.93	1.55	100.00	2.87	2.58
- Stage 3 (%)	11.88	66.43	79.47	33.59	31.88	40.63	43.75	9.09	37.82	35.23

Half year ended 30 June 2023
ECL (release)/charge (4)	23	70	110	203	21	7	(6)	(2)	20	223
- UK	23	68	107	198	21	37	(11)	(2)	45	243
- RoI	-	2	3	5	5	(5)	-	-	-	5
- Other Europe	-	-	-	-	(5)	16	1	-	12	12
- RoW	-	-	-	-	-	(41)	4	-	(37)	(37)
Amounts written-off (4)	8	34	24	66	19	37	-	-	56	122

31 December 2023
Loans by residual maturity	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- <1 year	3,375	3,398	3,169	9,942	5,696	25,312	43,497	489	74,994	84,936
- 1-5 year	9,508	2,506	5,431	17,445	17,216	32,573	11616	1,872	63,277	80,722
- >5<15 year	46,453	-	993	47,446	5,701	14,167	1,939	199	22,006	69,452
- >15 year	148,939	-	2	148,941	2,594	5,287	35	73	7,989	156,930
Other financial assets by asset quality (3)	-	-	-	-	1	2,689	26,816	123,683	153,189	153,189
- AQ1-AQ4	-	-	-	-	1.0	2,689	26,084	123,683	152,457	152,457
- AQ5-AQ8	-	-	-	-	-	-	732	-	732	732
Off-balance sheet	9,843	17,284	8,462	35,589	14,205	59,716	22,221	227	96,369	131,958
- Loan commitments	9,843	17,284	8,417	35,544	13,861	57,081	20,765	227	91,934	127,478
- Financial guarantees	-	-	45	45	344	2,635	1,456	-	4,435	4,480
Off-balance sheet by asset quality (3)	9,843	17,284	8,462	35,589	14,205	59,716	22,221	227	96,369	131,958
- AQ1-AQ4	9,099	448	7,271	16,818	10,916	36,380	20,644	165	68,105	84,923
- AQ5-AQ8	721	16,518	1,162	18,401	3,266	23,030	1,574	45	27,915	46,316
- AQ9	7	6	4	17	3	12	-	-	15	32
- AQ10	16	312	25	353	20	294	3	17	334	687

(1)       Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in the UK, reflecting the country of lending origination and includes crown dependencies.
(2)       30 DPD - 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR (significant increase in credit risk).
(3)       AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D
£0.3 billion (31 December 2023 - £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.
(4)       Previously published sectors for the Wholesale portfolio have been re-presented to reflect updated internal sector reporting.

Risk and capital management continued
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)
The table below shows ECL by stage, for the Personal portfolio and selected sectors of the Wholesale portfolio including those that contain an element of exposure classified as heightened climate-related risk.
	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	194,611	23,372	3,461	221,444	39,137	42	280	457	1,063	1,800
Mortgages (1)	182,672	20,368	2,446	205,486	12,478	-	49	69	302	420
Credit cards	4,431	1,792	158	6,381	18,494	-	82	189	105	376
Other personal	7,508	1,212	857	9,577	8,165	42	149	199	656	1,004
Wholesale	151,236	13,916	2,351	167,503	92,416	4,626	305	345	893	1,543
Property	28,872	3,018	728	32,618	13,843	316	73	66	232	371
Financial institutions (2)	56,103	548	74	56,725	19,909	1,607	39	7	44	90
Sovereigns	1,287	263	22	1,572	254	-	13	2	4	19
Corporate	64,974	10,087	1,527	76,588	58,410	2,703	180	270	613	1,063
Of which:
Agriculture	3,933	873	122	4,928	947	21	13	29	37	79
Airlines and aerospace	2,103	286	4	2,393	2,087	232	3	3	3	9
Automotive	7,041	653	55	7,749	4,090	136	14	12	18	44
Building materials	1,447	257	18	1,722	1,441	64	4	7	7	18
Chemicals	362	76	1	439	722	14	1	1	1	3
Industrials	2,066	405	74	2,545	2,725	140	7	12	29	48
Land transport and logistics	4,485	300	85	4,870	3,033	253	8	11	22	41
Leisure	4,576	1,866	284	6,726	2,140	116	24	60	98	182
Mining and metals	296	23	4	323	315	6	-	-	4	4
Oil and gas	626	26	70	722	1,932	189	2	1	49	52
Power utilities	5,811	301	79	6,191	7,757	585	12	7	32	51
Retail	6,083	1,119	164	7,366	4,522	385	14	25	72	111
Shipping	205	10	25	240	76	27	-	1	9	10
Water and waste	3,513	362	20	3,895	1,813	121	3	3	6	12
Total	345,847	37,288	5,812	388,947	131,553	4,668	585	802	1,956	3,343
For the notes to this table refer to the following page.

Risk and capital management continued
Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)
	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,865	21,509	3,400	223,774	35,544	45	316	506	1,142	1,964
Mortgages (1)	188,140	17,854	2,281	208,275	9,843	-	88	61	271	420
Credit cards	3,742	2,022	140	5,904	17,284	-	76	207	93	376
Other personal	6,983	1,633	979	9,595	8,417	45	152	238	778	1,168
Wholesale	149,721	16,382	2,163	168,266	91,934	4,435	393	470	818	1,681
Property	27,316	3,270	621	31,207	13,861	344	102	98	198	398
Financial institutions (2)	56,105	966	16	57,087	20,765	1,456	44	15	7	66
Sovereigns	2,610	1	22	2,633	227	-	13	1	2	16
Corporate	63,690	12,145	1,504	77,339	57,081	2,635	234	356	611	1,201
Of which:
Agriculture	3,851	1,011	90	4,952	950	21	19	35	34	88
Airlines and aerospace	1,525	454	3	1,982	1,788	178	4	7	2	13
Automotive	7,223	1,008	76	8,307	3,844	103	18	18	26	62
Building materials	1,204	282	72	1,558	1,475	72	6	9	8	23
Chemicals	354	62	4	420	785	13	1	9	1	11
Industrials	2,269	543	70	2,882	2,896	148	10	18	23	51
Land transport and logistics	4,231	578	61	4,870	3,025	184	11	14	18	43
Leisure	4,394	2,245	288	6,927	1,887	145	31	74	91	196
Mining and metals	241	32	4	277	545	7	-	-	4	4
Oil and gas	915	125	27	1,067	1,959	237	3	2	29	34
Power utilities	5,604	418	40	6,062	8,257	554	13	13	24	50
Retail	5,846	1,318	224	7,388	4,717	429	23	35	118	176
Shipping	207	35	3	245	71	31	-	1	2	3
Water and waste	3,536	173	13	3,722	1,904	84	4	5	4	13
Total	348,586	37,891	5,563	392,040	127,478	4,480	709	976	1,960	3,645
(1)     As at 30 June 2024, £136.5 billion, 66.4%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2023 - £140.8 billion, 67.6%). Of which, 45.2% were rated as EPC A to C (31 December 2023 - 44.1%).
(2)     Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

Risk and capital management continued
Credit risk - Banking activities continued
Wholesale forbearance (reviewed)
The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. This table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

		Financial		Other
	Property	institution	Sovereign	corporate	Total
30 June 2024	£m	£m	£m	£m	£m
Forbearance (flow)	495	101	-	1,876	2,472
Forbearance (stock)	1,081	122	20	3,751	4,974
Heightened Monitoring and Risk of Credit Loss	1,231	183	-	4,299	5,713

31 December 2023
Forbearance (flow)	916	56	22	2,568	3,562
Forbearance (stock)	1,071	70	22	3,752	4,915
Heightened Monitoring and Risk of Credit Loss	1,089	276	-	4,119	5,484

Risk and capital management continued
Credit risk - Banking activities continued
-
Loans by geography and sector - In line with NatWest Group's strategic focus, exposures continued to be mainly in the UK.
-
Loans by stage - The reduction in Stage 1 mirrored the reduction in balances since Q4 2023, primarily driven by personal mortgages. The reduction in Stage 2 was reflective of portfolio performance and PD modelling updates in Personal unsecured portfolios. The modest increase in Stage 3 balance was mitigated by debt sale activity on Personal unsecured assets.
-
Loans - Past due analysis - In Personal, there were limited increases in the value of arrears during H1 2024. The increases were in line with expectations, mainly in mortgages given the higher interest rate environment, following portfolio growth in recent years and adjustments to lending criteria following COVID-19. The reduction in arrears in unsecured portfolios was due to Q2 2024 debt sale activity. In Wholesale, past due profile was stable.
-
Weighted average 12 months PDs - Both IFRS 9 and Basel PDs remained broadly stable in the first half of the year overall. In Personal portfolios, there was a notable reduction in unsecured portfolios due to PD modelling updates. In Wholesale, some reductions were observed in PDs in the corporate and property portfolios due to economic and portfolio improvements. PDs in sovereigns increased significantly due to lending backed by government guarantees.
-
ECL provisions by stage and ECL provisions coverage - Overall provisions coverage reduced since 31 December 2023. On the performing book, this was mainly a result of positive portfolio performance, reduced economic uncertainty post model adjustments and PD reductions across a number of portfolios. Furthermore, Stage 3 and total book coverage reduced supported by the reduction of balances from debt sale activity on Personal unsecured portfolios.
-
The ECL charge - The year-to-date impairment charge for 2024 of £48 million primarily reflected impairment releases on Wholesale portfolios driven by the reduction in economic uncertainty post model adjustments alongside positive portfolio performance and reduced PD levels.
-
Loans by residual maturity - The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Wholesale, more than 80% of the exposures mature in less than five years.

-
Other financial assets by asset quality - Consisting almost entirely of cash and balances at central banks and debt securities held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
-
Off-balance sheet exposures by asset quality - In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio. In Wholesale, off-balance sheet exposures increased in sovereigns, and in the asset quality band AQ9. In general, asset quality was stable, and in line with the overall portfolio.
-
Wholesale problem debt - Exposures classified as Heightened Monitoring and Risk of Credit Loss within the Wholesale Problem Debt Management framework (formerly known as the Aligned Risk of Credit Loss and Viability framework) increased in H1 2024, driven by a small volume of customers. NatWest Group continued to closely monitor this portfolio and no sector themes or concerns were observed during H1 2024. Retail SME customers do not form part of this framework, customers in financial difficulty within this group are managed by specialist problem debt management teams. For these customers inflows slowed in H1 2024, collections were stable and recoveries balances continued to be driven by BBLs.
-
Wholesale forbearance - Decreased levels of new forbearance were observed in H1 2024 compared to H1 2023, by both value and volume. The CRE sector cluster was the largest beneficiary by value in H1 2024, closely followed by the consumer industries sector cluster. Payment holidays and covenant waivers were the most common forms of forbearance granted.

Risk and capital management continued
Credit risk - Banking activities continued
Personal portfolio (reviewed)
Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).
	30 June 2024					31 December 2023
				Central					Central
	Retail	Private	Commercial &	items		Retail	Private	Commercial &	items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	190,510	12,873	2,169	-	205,552	192,915	13,222	2,200	-	208,337
Of which:
Owner occupied	172,220	11,370	1,458	-	185,048	174,167	11,629	1,464	-	187,260
Buy-to-let	18,290	1,503	711	-	20,504	18,748	1,593	736	-	21,077
Interest only	22,487	11,276	439	-	34,202	25,805	11,631	461	-	37,897
Mixed (1)	10,191	33	8	-	10,232	10,068	25	10	-	10,103
ECL provisions (2)	398	14	8	-	420	397	12	6	-	415
Other personal lending (3)	14,334	1,293	253	-	15,880	13,758	1,395	222	13	15,388
ECL provisions (2)	1,360	14	3	-	1,377	1,508	12	2	16	1,538
Total personal lending	204,844	14,166	2,422	-	221,432	206,673	14,617	2,422	13	223,725
Mortgage LTV ratios
Owner occupied	57%	59%	55%	-	57%	55%	59%	56%	-	55%
- Stage 1	57%	59%	55%	-	57%	55%	59%	54%	-	55%
- Stage 2	57%	61%	56%	-	57%	54%	63%	54%	-	54%
- Stage 3	50%	64%	76%	-	51%	48%	61%	72%	-	49%
Buy-to-let	55%	59%	52%	-	55%	52%	59%	52%	-	53%
- Stage 1	55%	60%	51%	-	55%	52%	60%	52%	-	53%
- Stage 2	53%	59%	53%	-	53%	50%	57%	49%	-	50%
- Stage 3	52%	53%	60%	-	53%	50%	53%	58%	-	51%
Gross new mortgage lending	11,026	675	114	-	11,815	29,664	1,400	180	-	31,244
Of which:
Owner occupied	10,655	607	86	-	11,348	27,718	1,267	136	-	29,121
- LTV > 90%	364	-	-	-	364	1,173	-	-	-	1,173
Weighted average LTV (4)	69%	63%	71%	-	69%	70%	63%	69%	-	70%
Buy-to-let	371	68	28	-	467	1,946	133	44	-	2,123
Weighted average LTV (4)	59%	60%	55%	-	59%	58%	65%	52%	-	58%
Interest only	633	613	15	-	1,261	2,680	1,224	23	-	3,927
Mixed (1)	574	-	-	-	574	1,568	2	-	-	1,570
For the notes to this table refer to the following page.

Risk and capital management continued
Credit risk - Banking activities continued
Personal portfolio (reviewed) continued

	30 June 2024					31 December 2023
				Central					Central
	Retail	Private	Commercial &	items		Retail	Private	Commercial &	items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Total
Mortgage forbearance	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Forbearance flow (5)	280	21	3	-	304	569	22	9	-	600
Forbearance stock	1,584	34	14	-	1,632	1,416	28	15	-	1,459
Current	1,066	22	5	-	1,093	950	10	6	-	966
1-3 months in arrears	175	3	-	-	178	116	2	2	-	120
> 3 months in arrears	343	9	9	-	361	350	16	7	-	373

(1)
Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)
Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3)
Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)
New mortgage lending LTV reflects the LTV at the time of lending.
(5)
Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.
-
Mortgage balances reduced during H1 2024 where higher redemptions were only partly offset by new mortgage lending. Unsecured lending grew overall, driven by growth in credit cards.
-
Mortgage portfolio LTV increased in H1 2024, as a result of easing of house prices reflected in the Office for National Statistics house price indices.
-
The proportion of overall interest only mortgage balances decreased in H1 2024. Higher levels of interest only at year end 2023 were driven by the implementation of the Mortgage Charter, however, applications for Mortgage Charter support decreased during H1 2024 and customers have rolled-off from interest only periods.
-
Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.
-
The flow of mortgage forbearance was stable in H1 2024 compared to H2 2023. The reported forbearance values included customers who used Mortgage Charter support if indicators of financial stress were already present before Mortgage Charter support was taken.
-
Other personal lending balances increased in H1 2024 with continued growth in credit card new business. Lending criteria were carefully managed and the credit quality (based on new business PD) of the new business written remained stable.
-
As noted previously, ECL provisions decreased. For further details on the movements in ECL provisions at product level, refer to the Flow statements section.

Risk and capital management continued
Credit risk - Banking activities continued
Personal portfolio (reviewed)
Mortgage LTV distribution by stage
The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.
	Mortgages				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	60,006	7,459	1,112	68,577	12	17	136	165	0.0	0.2	12.2	0.2
>50% and ≤70%	60,845	7,727	856	69,428	18	26	99	143	0.0	0.3	11.6	0.2
>70% and ≤80%	25,290	2,341	173	27,804	8	10	21	39	0.0	0.4	12.1	0.1
>80% and ≤90%	14,951	1,613	86	16,650	6	9	12	27	0.0	0.6	14.0	0.2
>90% and ≤100%	6,661	968	29	7,658	3	6	5	14	0.0	0.6	17.2	0.2
>100%	69	27	14	110	-	-	6	6	-	-	42.9	5.5
Total with LTVs	167,822	20,135	2,270	190,227	47	68	279	394	0.0	0.3	12.3	0.2
Other	279	1	3	283	1	-	1	2	0.4	-	33.3	0.7
Total	168,101	20,136	2,273	190,510	48	68	280	396	0.0	0.3	12.3	0.2

31 December 2023
≤50%	68,092	7,447	1,145	76,684	27	18	134	179	0.0	0.2	11.7	0.2
>50% and ≤70%	65,777	7,011	767	73,555	35	26	85	146	0.1	0.4	11.1	0.2
>70% and ≤80%	22,537	1,633	113	24,283	13	7	15	35	0.1	0.4	13.3	0.1
>80% and ≤90%	13,583	1,143	47	14,773	9	6	7	22	0.1	0.5	14.9	0.1
>90% and ≤100%	3,008	370	14	3,392	2	3.0	3	8	0.1	0.8	21.4	0.2
>100%	22	6	11	39	-	-	5	5	-	-	45.5	12.8
Total with LTVs	173,019	17,610	2,097	192,726	86	60	249	395	0.1	0.3	11.9	0.2
Other	186	1	2	189	1	-	1	2	0.5	-	50.0	1.1
Total	173,205	17,611	2,099	192,915	87	60	250	397	0.1	0.3	11.9	0.2

Retail Banking fixed rate mortgages by roll-off date
The table below shows gross fixed rate mortgage lending for Retail Banking, by roll-off date.
	30 June 2024				31 December 2023
Retail Banking mortgages - gross exposure	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Fixed rate roll-off
<=1 year	30,357	3,882	306	34,545	30,867	3,670	295	34,832
>1<=2 years	43,204	4,766	359	48,329	39,013	3,513	290	42,816
>2 years	81,501	8,640	688	90,829	87,402	7,461	590	95,453
Total	155,062	17,288	1,353	173,703	157,282	14,644	1,175	173,101

Risk and capital management continued
Credit risk - Banking activities continued
Commercial real estate (CRE) (reviewed)
CRE LTV distribution by stage
The table below shows CRE current exposure and related ECL by LTV band.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,899	275	45	8,219	25	7	8	40	0.3	2.5	17.8	0.5
>50% and ≤70%	3,692	496	120	4,308	18	15	24	57	0.5	3.0	20.0	1.3
>70% and ≤100%	319	45	87	451	2	2	26	30	0.6	4.4	29.9	6.7
>100%	205	3	65	273	1	-	38	39	0.5	-	58.5	14.3
Total with LTVs	12,115	819	317	13,251	46	24	96	166	0.4	2.9	30.3	1.3
Total portfolio
average LTV	46%	52%	98%	48%
Other (1)	2,205	295	39	2,539	5	6	16	27	0.2	2.0	41.0	1.1
Investment	14,320	1,114	356	15,790	51	30	112	193	0.4	2.7	31.5	1.2
Development (2)	1,825	201	50	2,076	8	2	25	35	0.4	1.0	50.0	1.7
Total	16,145	1,315	406	17,866	59	32	137	228	0.4	2.4	33.7	1.3

31 December 2023
≤50%	7,173	664	61	7,898	38	15	9	62	0.5	2.3	14.8	0.8
>50% and ≤70%	3,165	619	94	3,878	22	21	18	61	0.7	3.4	19.1	1.6
>70% and ≤100%	319	112	84	515	3	6	21	30	0.9	5.4	25.0	5.8
>100%	241	6	26	273	1	1	16	18	0.4	16.7	61.5	6.6
Total with LTVs	10,898	1,401	265	12,564	64	43	64	171	0.6	3.1	24.2	1.4
Total portfolio
average LTV	47%	51%	72%	48%
Other (1)	2,189	390	45	2,624	10	7	19	36	0.5	1.8	42.2	1.4
Investment	13,087	1,791	310	15,188	74	50	83	207	0.6	2.8	26.8	1.4
Development (2)	1,717	147	49	1,913	12	5	25	42	0.7	3.4	51.0	2.2
Total	14,804	1,938	359	17,101	86	55	108	249	0.6	2.8	30.1	1.5

-
Overall - The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
-
2024 trends - In H1 2024, conditions enabled growth, particularly in Q1 2024, as investors/customers gained more confidence in the economic outlook. Key growth was in the favoured sectors of residential and industrial. The office sector remains challenging. NatWest Group remains comfortable with exposures held in this sub-sector but continues to subject them to detailed scrutiny.
-
Credit quality - Credit quality remained stable with very limited instances of specific cases deteriorating.
-
Risk appetite - Lending appetite is subject to regular review.

(1)	Relates mainly to business banking and unsecured corporate lending.
(2)	Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Risk and capital management continued
Credit risk - Banking activities continued
Flow statements (reviewed)
The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:
-
Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
-
Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
-
Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
-
Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
-
Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
-
There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
-
The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
-
All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL, with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	504,345	709	40,294	976	5,621	1,960	550,260	3,645
Currency translation and other adjustments	(907)	-	(29)	-	73	93	(863)	93
Transfers from Stage 1 to Stage 2	(20,089)	(104)	20,089	104	-	-	-	-
Transfers from Stage 2 to Stage 1	15,305	341	(15,305)	(341)	-	-	-	-
Transfers to Stage 3	(126)	(2)	(1,643)	(145)	1,769	147	-	-
Transfers from Stage 3	175	9	277	18	(452)	(27)	-	-
Net re-measurement of ECL on stage transfer		(242)		328		157		243
Changes in risk parameters		(195)		(46)		165		(76)
Other changes in net exposure	(396)	74	(5,024)	(89)	(918)	(85)	(6,338)	(100)
Other (P&L only items)		(1)		(3)		(15)		(19)
Income statement (releases)/charges		(364)		190		222		48
Transfers to disposal groups and fair value	(296)	(5)	(8)	(3)	(13)	(10)	(317)	(18)
Amounts written-off	-	-	-	-	(369)	(369)	(369)	(369)
Unwinding of discount	-	-		-		(75)		(75)
At 30 June 2024	498,011	585	38,651	802	5,711	1,956	542,373	3,343
Net carrying amount	497,426		37,849		3,755		539,030
At 1 January 2023	507,539	632	48,482	1,043	5,231	1,759	561,252	3,434
2023 movements	(26,623)	29	(3,867)	(52)	314	146	(30,176)	123
At 30 June 2023	480,916	661	44,615	991	5,545	1,905	531,076	3,557
Net carrying amount	480,255		43,624		3,640		527,519

Risk and capital management continued
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	174,038	87	17,827	60	2,068	250	193,933	397
Currency translation and other adjustments	-	1	-	(1)	53	53	53	53
Transfers from Stage 1 to Stage 2	(9,955)	(12)	9,955	12	-	-	-	-
Transfers from Stage 2 to Stage 1	5,702	12	(5,702)	(12)	-	-	-	-
Transfers to Stage 3	(33)	-	(531)	(4)	564	4	-	-
Transfers from Stage 3	16	-	155	4	(171)	(4)	-	-
Net re-measurement of ECL on stage transfer		(7)		14		3		10
Changes in risk parameters		(28)		(1)		48		19
Other changes in net exposure	(2,775)	(4)	(1,387)	(4)	(265)	(35)	(4,427)	(43)
Other (P&L only items)		(1)		-		(2)		(3)
Income statement (releases)/charges		(40)		9		14		(17)
Amounts written-off	-	-	-	-	(8)	(8)	(8)	(8)
Unwinding of discount		-		-		(31)		(31)
At 30 June 2024	166,993	49	20,317	68	2,241	280	189,551	397
Net carrying amount	166,944		20,249		1,961		189,154
At 1 January 2023	165,264	79	18,831	61	1,762	215	185,857	355
2023 movements	4,527	12	834	3	85	19	5,446	34
At 30 June 2023	169,791	91	19,665	64	1,847	234	191,303	389
Net carrying amount	169,700		19,601		1,613		190,914

-
ECL levels for mortgages remained stable overall during H1 2024, with growth in Stage 3 ECL offset by a reduction in good book ECL, primarily driven by the reduction in economic uncertainty post model adjustment levels.

-
As well as a net reduction in book size, aligned to trends in the UK mortgage market, the decrease in Stage 1 ECL was also driven by the cost of living post model adjustment reduction, which proportionately allocated more ECL to Stage 1 given the forward-looking nature of the affordability threat. Refer to the Governance and post model adjustments section for further details.

-
The Stage 3 inflows remained broadly stable, with signs of improvement in default rates in recent months. Default rates had been increasing during 2023 reflecting slightly poorer arrears performance on mortgages recently rolled-off onto higher product rates. The increase in Stage 3 ECL primarily reflected increases in ECL for post-default interest alongside lower levels of write-offs.

-
There were net flows into Stage 2 from Stage 1 with an upward trend in early arrears coupled with the collective migration into Stage 2 of higher risk customers utilising new Mortgage Charter treatments (approximately £0.9 billion exposure).

-
The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the Governance and post model adjustments section for further details.

-
Risk and capital management continued
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	3,475	70	2,046	204	146	89	5,667	363
Currency translation and other adjustments	-	-	-	-	2	2	2	2
Transfers from Stage 1 to Stage 2	(814)	(16)	814	16	-	-	-	-
Transfers from Stage 2 to Stage 1	746	52	(746)	(52)	-	-	-	-
Transfers to Stage 3	(11)	-	(77)	(29)	88	29	-	-
Transfers from Stage 3	1	-	4	2	(5)	(2)	-	-
Net re-measurement of ECL on stage transfer		(31)		74		21		64
Changes in risk parameters		1		3		9		13
Other changes in net exposure	726	5	(219)	(30)	(24)	(1)	483	(26)
Other (P&L only items)		-		1		-		1
Income statement (releases)/charges		(25)		48		29		52
Amounts written-off	-	-	-	-	(38)	(38)	(38)	(38)
Unwinding of discount		-		-		(4)		(4)
At 30 June 2024	4,123	81	1,822	188	169	105	6,114	374
Net carrying amount	4,042		1,634		64		5,740
At 1 January 2023	3,062	61	1,098	120	113	71	4,273	252
2023 movements	118	(2)	422	25	13	12	553	35
At 30 June 2023	3,180	59	1,520	145	126	83	4,826	287
Net carrying amount	3,121		1,375		43		4,539

-
Overall ECL for cards remained broadly in-line with the 2023 year-end, with portfolio growth mitigated by stable portfolio performance and PD trends.
-
While portfolio performance remained stable, a net flow into Stage 2 from Stage 1 was observed in Q1 2024 with the typical maturation of lending after a period of strong growth in recent years albeit Stage 2 reduced during the second quarter as PDs reduced after PD modelling updates.
-
Credit card balances continued to grow during 2024, reflecting continued customer demand whilst remaining within risk appetite.
-
Flow rates into Stage 3 reduced in H1 2024, in line with broader portfolio performance.

Risk and capital management continued
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	5,240	149	1,657	238	963	758	7,860	1,145
Currency translation and other adjustments	-	-	-	1	8	8	8	9
Transfers from Stage 1 to Stage 2	(854)	(40)	854	40	-	-	-	-
Transfers from Stage 2 to Stage 1	953	137	(953)	(137)	-	-	-	-
Transfers to Stage 3	(37)	(1)	(157)	(68)	194	69	-	-
Transfers from Stage 3	4	1	12	5	(16)	(6)	-	-
Net re-measurement of ECL on stage transfer		(99)		133		13		47
Changes in risk parameters		(42)		7		63		28
Other changes in net exposure	411	40	(188)	(19)	(80)	(22)	143	(1)
Other (P&L only items)		-		(1)		14		13
Income statement (releases)/charges		(101)		120		68		87
Amounts written-off	-	-	-	-	(224)	(224)	(224)	(224)
Unwinding of discount		-		-		(18)		(18)
At 30 June 2024	5,717	145	1,225	200	845	641	7,787	986
Net carrying amount	5,572		1,025		204		6,801
At 1 January 2023	4,784	111	2,028	269	779	631	7,591	1,011
2023 movements	292	21	(147)	(39)	111	90	256	72
At 30 June 2023	5,076	132	1,881	230	890	721	7,847	1,083
Net carrying amount	4,944		1,651		169		6,764

-
Total ECL decreased, mainly in Stage 3 due to the reduction of balances from debt sale activity on Personal unsecured portfolios of £0.2 billion.
-
Stable portfolio performance and updates to PD modelling resulted in a net migration from Stage 2 into Stage 1 with performing book ECL and coverage levels showing a modest reduction since the 2023 year-end, supported by an improved economic outlook.
-
Flow rates into Stage 3 reduced in H1 2024, in line with broader portfolio performance.
-
Unsecured retail performing balances grew steadily during H1 2024, largely in line with industry trends.

Risk and capital management continued
Credit risk - Banking activities continued
Flow statements (reviewed)
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	176,302	356	17,029	447	2,161	819	195,492	1,622
Currency translation and other adjustments	(436)	(1)	(29)	1	12	27	(453)	27
Inter-group transfers	-	-	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2	(7,758)	(35)	7,758	35	-	-	-	-
Transfers from Stage 2 to Stage 1	6,940	130	(6,940)	(130)	-	-	-	-
Transfers to Stage 3	(34)	-	(761)	(44)	795	44	-	-
Transfers from Stage 3	125	7	93	8	(218)	(15)	-	-
Net re-measurement of ECL on stage transfer		(98)		102		121		125
Changes in risk parameters		(114)		(49)		42		(121)
Other changes in net exposure	4,452	30	(3,109)	(36)	(493)	(28)	850	(34)
Other (P&L only items)		-		(3)		(24)		(27)
Income statement (releases)/charges		(182)		14		111		(57)
Amounts written-off	-	-	-	-	(99)	(99)	(99)	(99)
Unwinding of discount		-		-		(19)		(19)
At 30 June 2024	179,591	275	14,041	334	2,158	892	195,790	1,501
Net carrying amount	179,316		13,707		1,266		194,289
At 1 January 2023	160,352	342	24,711	534	2,198	747	187,261	1,623
2023 movements	1,819	(9)	(4,368)	(27)	75	18	(2,474)	(18)
At 30 June 2023	162,171	333	20,343	507	2,273	765	184,787	1,605
Net carrying amount	161,838		19,836		1,508		183,182

-
ECL levels decreased during H1 2024 with significant reductions in Stage 1 and Stage 2 partially offset by increases in Stage 3. Improved economic variables and risk metrics reduced Stage 1 and Stage 2 ECL, with lower PDs contributing to reductions in modelled ECL and post model adjustments.
-
A reduction in post model adjustments led to a £97 million reduction across Stage 1 and Stage 2.
-
Stage 3 ECL and exposure increased, mainly due to transfers into Stage 3 and the re-measurement of ECL at the point of transfer. This was partially offset by write-offs.
-
Exposure levels in Stage 1 and 2 remained broadly consistent with new exposures captured in Stage 1 offset by repayments in Stage 2.

Risk and capital management continued
Credit risk - Banking activities continued
Flow statements (reviewed)
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	61,402	226	12,275	344	1,454	602	75,131	1,172
Currency translation and other adjustments	(88)	(1)	(21)	1	11	22	(98)	22
Inter-group transfers	86	-	35	2	2	1	123	3
Transfers from Stage 1 to Stage 2	(5,045)	(26)	5,045	26	-	-	-	-
Transfers from Stage 2 to Stage 1	4,772	98	(4,772)	(98)	-	-	-	-
Transfers to Stage 3	(30)	-	(530)	(30)	560	30	-	-
Transfers from Stage 3	100	5	66	6	(166)	(11)	-	-
Net re-measurement of ECL on stage transfer		(75)		76		60		61
Changes in risk parameters		(67)		(39)		28		(78)
Other changes in net exposure	2,119	14	(2,003)	(25)	(313)	(20)	(197)	(31)
Other (P&L only items)		-		(4)		(21)		(25)
Income statement (releases)/charges		(128)		8		47		(73)
Amounts written-off	-	-	-	-	(88)	(88)	(88)	(88)
Unwinding of discount		-		-		(13)		(13)
At 30 June 2024	63,316	174	10,095	263	1,460	611	74,871	1,048
Net carrying amount	63,142		9,832		849		73,823

-
ECL levels decreased during H1 2024 with significant reductions in Stage 1 and Stage 2. Improved economic variables and risk metrics reduced Stage 1 and Stage 2 ECL, with lower PDs contributing to reductions in modelled ECL and post model adjustments.
-
Stage 3 exposure increased due to transfers into Stage 3, partially offset by repayments and write-offs. Stage 3 ECL marginally increased with the impact from transfers and the re-measurement of ECL at the point of transfer, largely offset by write-offs.
-
Exposure levels in the performing portfolio, Stage 1 and Stage 2, remained broadly consistent with new exposures captured in Stage 1 offset by repayments in Stage 2.

Risk and capital management continued
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	26,040	94	3,155	89	606	195	29,801	378
Currency translation and other adjustments	(5)	-	(2)	(1)	-	7	(7)	6
Inter-group transfers	(30)	-	(23)	(2)	(2)	-	(55)	(2)
Transfers from Stage 1 to Stage 2	(1,869)	(7)	1,869	7	-	-	-	-
Transfers from Stage 2 to Stage 1	1,622	27	(1,622)	(27)	-	-	-	-
Transfers to Stage 3	(4)	-	(160)	(9)	164	9	-	-
Transfers from Stage 3	21	2	24	2	(45)	(4)	-	-
Net re-measurement of ECL on stage transfer		(19)		22		30		33
Changes in risk parameters		(38)		(12)		11		(39)
Other changes in net exposure	751	9	(266)	(7)	(150)	(6)	335	(4)
Other (P&L only items)		-		-		-		-
Income statement (releases)/charges		(48)		3		35		(10)
Amounts written-off	-	-	-	-	(10)	(10)	(10)	(10)
Unwinding of discount		-		-		(5)		(5)
At 30 June 2024	26,526	68	2,975	62	563	227	30,064	357
Net carrying amount	26,458		2,913		336		29,707

-
There was a small reduction in ECL during H1 2024 with decreases in Stage 1 and Stage 2 partially offset by increases in Stage 3.
-
Improved economic variables and risk metrics reduced Stage 1 and Stage 2 ECL, with lower PDs contributing to reductions in modelled ECL and post model adjustments.
-
Stage 3 exposure reduced with the primary driver being repayments on the collective portfolio. The increase in Stage 3 ECL was largely attributable to one commercial real estate customer.
-
Exposure levels in the performing portfolio, Stage 1 and Stage 2, increased with new exposures captured in Stage 1 more than offsetting repayments in Stage 2.

Risk and capital management continued
Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	88,860	36	1,599	14	101	22	90,560	72
Currency translation and other adjustments	(344)	-	(5)	1	1	(1)	(348)	-
Inter-group transfers	(56)	-	(12)	-	-	-	(68)	-
Transfers from Stage 1 to Stage 2	(844)	(2)	844	2	-	-	-	-
Transfers from Stage 2 to Stage 1	547	5	(547)	(5)	-	-	-	-
Transfers to Stage 3	-	-	(71)	(6)	71	6	-	-
Transfers from Stage 3	4	-	3	-	(7)	-	-	-
Net re-measurement of ECL on stage transfer		(3)		4		30		31
Changes in risk parameters		(8)		2		2		(4)
Other changes in net exposure	1,582	5	(840)	(3)	(30)	(1)	712	1
Other (P&L only items)		-		-		(2)		(2)
Income statement (releases)/charges		(6)		3		29		26
Amounts written-off	-	-	-	-	(1)	(1)	(1)	(1)
Unwinding of discount		-		-		(1)		(1)
At 30 June 2024	89,749	33	971	9	135	54	90,855	96
Net carrying amount	89,716		962		81		90,759

-
ECL levels increased during H1 2024 with a rise in Stage 3 only partially offset by reductions in Stage 1 and Stage 2.
-
Stage 3 exposure and ECL increased mainly related to an increase in ECL on newly defaulted individually assessed customers. These defaults also contributed to a reduction in Stage 2 as the ECL was transferred to Stage 3 at the point of default.

Risk and capital management continued
Credit risk - Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger
The tables that follow show decomposition for the Personal and Wholesale portfolios.
	UK mortgages		Credit cards		Other		Total
30 June 2024	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	13,825	67.8	1,303	72.6	623	51.3	15,751	67.5
PD persistence	3,964	19.5	406	22.7	230	19.0	4,600	19.7
Adverse credit bureau recorded with credit reference agency	969	4.8	64	3.6	121	10.0	1,154	4.9
Forbearance support provided	162	0.8	1	0.1	11	0.9	174	0.7
Customers in collections	173	0.8	2	0.1	14	1.2	189	0.8
Collective SICR and other reasons (2)	1,141	5.6	16	0.9	200	16.5	1,357	5.8
Days past due >30	134	0.7	-	-	13	1.1	147	0.6
	20,368	100.0	1,792	100.0	1,212	100.0	23,372	100.0

31 December 2023
Personal trigger (1)
PD movement	12,969	72.5	1,469	72.7	866	52.9	15,304	71.1
PD persistence	2,317	13.0	481	23.8	374	22.9	3,172	14.7
Adverse credit bureau recorded with credit reference agency	1,047	5.9	49	2.4	99	6.1	1,195	5.6
Forbearance support provided	137	0.8	1	-	11	0.7	149	0.7
Customers in collections	178	1.0	2	0.1	8	0.5	188	0.9
Collective SICR and other reasons (2)	1,087	6.1	20	1.0	266	16.3	1,373	6.4
Days past due >30	119	0.7	-	-	9	0.6	128	0.6
	17,854	100.0	2,022	100.0	1,633	100.0	21,509	100.0

For the notes to the table refer to the following page.
-
The level of PD driven deterioration increased in the first half of 2024, mainly in the mortgage portfolio, reflecting some increases in the early arrears level and PD modelling updates. The modelling updates on unsecured portfolios at Q1 2024 resulted in a reduction in lifetime PDs. This drove a segment of lower risk cases out of PD deterioration at Q1 2024, with many now exited from Stage 2 after the PD persistence period of three months.
-
Higher risk mortgage customers who utilised the new Mortgage Charter measures continue to be collectively migrated into Stage 2, approximately £0.9 billion of exposures, and were captured in the collective SICR and other reasons category.
-
Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

Risk and capital management continued
Credit risk - Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger
	Property		Corporate		Financial institutions		Sovereign		Total
30 June 2024	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	1,742	57.6	6,664	66.1	422	77.0	-	-	8,828	63.5
PD persistence	68	2.3	248	2.5	3	0.5	-	-	319	2.3
Heightened Monitoring and Risk of Credit Loss	1,008	33.4	2,116	21.0	109	19.9	262	99.6	3,495	25.1
Forbearance support provided	45	1.5	386	3.8	6	1.1	-	-	437	3.1
Customers in collections	8	0.3	25	0.2	-	-	-	-	33	0.2
Collective SICR and other reasons (2)	112	3.7	522	5.2	7	1.3	1	0.4	642	4.6
Days past due >30	35	1.2	126	1.2	1	0.2	-	-	162	1.2
	3,018	100.0	10,087	100.0	548	100.0	263	100.0	13,916	100.0

31 December 2023
Wholesale trigger (1)
PD movement	2,211	67.6	7,611	62.5	760	78.7	-	-	10,582	64.6
PD persistence	223	6.8	847	7.0	13	1.3	-	-	1,083	6.6
Heightened Monitoring and Risk of Credit Loss	563	17.2	2,630	21.7	120	12.4	-	-	3,313	20.2
Forbearance support provided	49	1.6	373	3.1	-	-	-	-	422	2.6
Customers in collections	7	0.2	23	0.2	-	-	-	-	30	0.2
Collective SICR and other reasons (2)	70	2.1	457	3.8	72	7.5	1	100.0	600	3.7
Days past due >30	147	4.5	204	1.7	1	0.1	-	-	352	2.1
	3,270	100.0	12,145	100.0	966	100.0	1	100.0	16,382	100.0

(1)
The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)
Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.

-
PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. As the economic outlook improved, there was a reduction in cases triggering Stage 2.
-
Moving exposures to Heightened Monitoring or Risk of Credit Loss remains an important backstop indicator of a significant increase in credit risk. The exposures classified under this Stage 2 trigger increased over the year, mainly in property, where improved PDs meant less exposures were captured under the PD deterioration Stage 2 trigger.

Risk and capital management continued
Credit risk - Banking activities continued
Asset quality (reviewed)
The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	100,746	8,061	-	108,807	20	20	-	40	0.0	0.3	-	0.0
AQ5-AQ8	81,760	11,399	-	93,159	29	43	-	72	0.0	0.4	-	0.1
AQ9	166	908	-	1,074	-	6	-	6	-	0.7	-	0.6
AQ10	-	-	2,446	2,446	-	-	302	302	-	-	12.4	12.4
	182,672	20,368	2,446	205,486	49	69	302	420	0.0	0.3	12.4	0.2
Credit cards
AQ1-AQ4	126	-	-	126	1	-	-	1	0.8	-	-	0.8
AQ5-AQ8	4,292	1,718	-	6,010	80	173	-	253	1.9	10.1	-	4.2
AQ9	13	74	-	87	1	16	-	17	7.7	21.6	-	19.5
AQ10	-	-	158	158	-	-	105	105	-	-	66.5	66.5
	4,431	1,792	158	6,381	82	189	105	376	1.9	10.6	66.5	5.9
Other personal
AQ1-AQ4	708	107	-	815	8	14	-	22	1.1	13.1	-	2.7
AQ5-AQ8	6,729	972	-	7,701	135	140	-	275	2.0	14.4	-	3.6
AQ9	71	133	-	204	6	45	-	51	8.5	33.8	-	25.0
AQ10	-	-	857	857	-	-	656	656	-	-	76.6	76.6
	7,508	1,212	857	9,577	149	199	656	1,004	2.0	16.4	76.6	10.5
Total
AQ1-AQ4	101,580	8,168	-	109,748	29	34	-	63	0.0	0.4	-	0.1
AQ5-AQ8	92,781	14,089	-	106,870	244	356	-	600	0.3	2.5	-	0.6
AQ9	250	1,115	-	1,365	7	67	-	74	2.8	6.0	-	5.4
AQ10	-	-	3,461	3,461	-	-	1,063	1,063	-	-	30.7	30.7
	194,611	23,372	3,461	221,444	280	457	1,063	1,800	0.1	2.0	30.7	0.8

Risk and capital management continued
Credit risk - Banking activities continued
Asset quality (reviewed)
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	110,694	7,572	-	118,266	51	20	-	71	0.1	0.3	-	0.1
AQ5-AQ8	77,290	9,578	-	86,868	37	37	-	74	0.1	0.4	-	0.1
AQ9	156	704	-	860	-	4	-	4	-	0.6	-	0.5
AQ10	-	-	2,281	2,281	-	-	271	271	-	-	11.9	11.9
	188,140	17,854	2,281	208,275	88	61	271	420	0.1	0.3	11.9	0.2
Credit cards
AQ1-AQ4	124	-	-	124	1	-	-	1	0.8	-	-	0.8
AQ5-AQ8	3,612	1,965	-	5,577	75	193	-	268	2.1	9.8	-	4.8
AQ9	6	57	-	63	-	14	-	14	-	24.6	-	22.2
AQ10	-	-	140	140	-	-	93	93	-	-	66.4	66.4
	3,742	2,022	140	5,904	76	207	93	376	2.0	10.2	66.4	6.4
Other personal
AQ1-AQ4	764	150	-	914	11	23	-	34	1.4	15.3	-	3.7
AQ5-AQ8	6,178	1,374	-	7,552	138	180	-	318	2.2	13.1	-	4.2
AQ9	41	109	-	150	3	35	-	38	7.3	32.1	-	25.3
AQ10	-	-	979	979	-	-	778	778	-	-	79.5	79.5
	6,983	1,633	979	9,595	152	238	778	1,168	2.2	14.6	79.5	12.2
Total
AQ1-AQ4	111,582	7,722	-	119,304	63	43	-	106	0.1	0.6	-	0.1
AQ5-AQ8	87,080	12,917	-	99,997	250	410	-	660	0.3	3.2	-	0.7
AQ9	203	870	-	1,073	3	53	-	56	1.5	6.1	-	5.2
AQ10	-	-	3,400	3,400	-	-	1,142	1,142	-	-	33.6	33.6
	198,865	21,509	3,400	223,774	316	506	1,142	1,964	0.2	2.4	33.6	0.9

-
In the Personal portfolio, the majority of exposures were in the AQ4 and AQ5 bands and were within mortgages.
-
In other personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision, for up to six years.

Risk and capital management continued
Credit risk - Banking activities continued
Asset quality (reviewed)
The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	15,257	1,000	-	16,257	13	8	-	21	0.1	0.8	-	0.1
AQ5-AQ8	13,607	1,955	-	15,562	60	54	-	114	0.4	2.8	-	0.7
AQ9	8	63	-	71	-	4	-	4	-	6.4	-	5.6
AQ10	-	-	728	728	-	-	232	232	-	-	31.9	31.9
	28,872	3,018	728	32,618	73	66	232	371	0.3	2.2	31.9	1.1
Corporate
AQ1-AQ4	25,616	1,040	-	26,656	18	12	-	30	0.1	1.2	-	0.1
AQ5-AQ8	39,331	8,797	-	48,128	162	239	-	401	0.4	2.7	-	0.8
AQ9	27	250	-	277	-	19	-	19	-	7.6	-	6.9
AQ10	-	-	1,527	1,527	-	-	613	613	-	-	40.1	40.1
	64,974	10,087	1,527	76,588	180	270	613	1,063	0.3	2.7	40.1	1.4
Financial institutions
AQ1-AQ4	52,008	413	-	52,421	24	1	-	25	0.1	0.2	-	0.1
AQ5-AQ8	4,093	123	-	4,216	15	5	-	20	0.4	4.1	-	0.5
AQ9	2	12	-	14	-	1	-	1	-	8.3	-	7.1
AQ10	-	-	74	74	-	-	44	44	-	-	59.5	59.5
	56,103	548	74	56,725	39	7	44	90	0.1	1.3	59.5	0.2
Sovereign
AQ1-AQ4	1,287	1	-	1,288	13	1	-	14	1.0	100.0	-	1.1
AQ5-AQ8	-	130	-	130	-	1	-	1	-	0.8	-	0.8
AQ 9	-	132	-	132	-	-	-	-	-	-	-	-
AQ10	-	-	22	22	-	-	4	4	-	-	18.2	18.2
	1,287	263	22	1,572	13	2	4	19	1.0	0.8	18.2	1.2
Total
AQ1-AQ4	94,168	2,454	-	96,622	68	22	-	90	0.1	0.9	-	0.1
AQ5-AQ8	57,031	11,005	-	68,036	237	299	-	536	0.4	2.7	-	0.8
AQ9	37	457	-	494	-	24	-	24	-	5.3	-	4.9
AQ10	-	-	2,351	2,351	-	-	893	893	-	-	38.0	38.0
	151,236	13,916	2,351	167,503	305	345	893	1,543	0.2	2.5	38.0	0.9

-
Asset quality was stable in property, other wholesale and financial institutions. There was a deterioration in sovereigns.
-
Customer credit grades are reassessed as and when a request for financing is made, a scheduled customer credit review performed or a material credit event specific to that customer occurred. Credit grades are reassessed for all customers at least annually.

Risk and capital management continued
Credit risk - Banking activities continued
Asset quality (reviewed)
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	14,961	405	-	15,366	16	5	-	21	0.1	1.2	-	0.1
AQ5-AQ8	12,346	2,799	-	15,145	86	88	-	174	0.7	3.1	-	1.2
AQ9	9	66	-	75	-	5	-	5	-	7.6	-	6.7
AQ10	-	-	621	621	-	-	198	198	-	-	31.9	31.9
	27,316	3,270	621	31,207	102	98	198	398	0.4	3.0	31.9	1.3
Corporate
AQ1-AQ4	25,914	937	-	26,851	27	13	-	40	0.1	1.4	-	0.2
AQ5-AQ8	37,738	10,935	-	48,673	207	323	-	530	0.6	3.0	-	1.1
AQ9	38	273	-	311	-	20	-	20	-	7.3	-	6.4
AQ10	-	-	1,504	1,504	-	-	611	611	-	-	40.6	40.6
	63,690	12,145	1,504	77,339	234	356	611	1,201	0.4	2.9	40.6	1.6
Financial institutions
AQ1-AQ4	52,702	665	-	53,367	28	6	-	34	0.1	0.9	-	0.1
AQ5-AQ8	3,402	284	-	3,686	16	9	-	25	0.5	3.2	-	0.7
AQ9	1	17	-	18	-	-	-	-	-	-	-	-
AQ10	-	-	16	16	-	-	7	7	-	-	43.8	43.8
	56,105	966	16	57,087	44	15	7	66	0.1	1.6	43.8	0.1
Sovereign
AQ1-AQ4	2,487	1	-	2,488	13	1	-	14	0.5	nm	-	0.6
AQ5-AQ8	123	-	-	123	-	-	-	-	-	-	-	-
AQ9	-	-	-	-	-	-	-	-	-	-	-	-
AQ10	-	-	22	22	-	-	2	2	-	-	9.1	9.1
	2,610	1	22	2,633	13	1	2	16	0.5	nm	9.1	0.6
Total
AQ1-AQ4	96,064	2,008	-	98,072	84	25	-	109	0.1	1.3	-	0.1
AQ5-AQ8	53,609	14,018	-	67,627	309	420	-	729	0.6	3.0	-	1.1
AQ9	48	356	-	404	-	25	-	25	-	7.0	-	6.2
AQ10	-	-	2,163	2,163	-	-	818	818	-	-	37.8	37.8
	149,721	16,382	2,163	168,266	393	470	818	1,681	0.3	2.9	37.8	1.0

Risk and capital management continued
Credit risk - Trading activities
This section details the credit risk profile of NatWest Group's trading activities.
Securities financing transactions and collateral (reviewed)
The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.
	Reverse repos			Repos
		Of which:	Outside netting		Of which:	Outside netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2024	£m	£m	£m	£m	£m	£m
Gross	77,085	77,000	85	74,623	73,535	1,088
IFRS offset	(32,309)	(32,309)	-	(32,309)	(32,309)	-
Carrying value	44,776	44,691	85	42,314	41,226	1,088

Master netting arrangements	(1,454)	(1,454)	-	(1,454)	(1,454)	-
Securities collateral	(42,965)	(42,965)	-	(39,772)	(39,772)	-
Potential for offset not recognised under IFRS	(44,419)	(44,419)	-	(41,226)	(41,226)	-
Net	357	272	85	1,088	-	1,088

31 December 2023
Gross	77,508	77,050	458	66,767	66,047	720
IFRS offset	(25,903)	(25,903)	-	(25,903)	(25,903)	-
Carrying value	51,605	51,147	458	40,864	40,144	720
Master netting arrangements	(669)	(669)	-	(669)	(669)	-
Securities collateral	(50,287)	(50,287)	-	(39,475)	(39,475)	-
Potential for offset not recognised under IFRS	(50,956)	(50,956)	-	(40,144)	(40,144)	-
Net	649	191	458	720	-	720

Risk and capital management continued
Credit risk - Trading activities continued
Derivatives (reviewed)
The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	30 June 2024							31 December 2023
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						86,136	82,013		99,501	96,264
IFRS offset						(18,622)	(21,164)		(20,597)	(23,869)
Carrying value	3,378	3,188	5,651	1,191	13,408	67,514	60,849	13,403	78,904	72,395
Of which:
Interest rate (1)	3,046	1,705	5,004	268	10,023	40,925	35,137	10,268	44,563	38,483
Exchange rate	331	1,478	637	923	3,369	26,446	25,442	3,120	34,161	33,586
Credit	1	5	10	-	16	143	270	15	180	326
Carrying value					13,408	67,514	60,849	13,403	78,904	72,395
Counterparty mark-to-market netting						(50,530)	(50,530)		(60,355)	(60,355)
Cash collateral						(11,296)	(5,650)		(12,284)	(6,788)
Securities collateral						(3,503)	(1,142)		(3,408)	(1,664)
Net exposure						2,185	3,527		2,857	3,588
Banks (2)						217	441		335	555
Other financial institutions (3)						1,117	1,260		1,422	1,304
Corporate (4)						815	1,808		1,063	1,690
Government (5)						36	18		37	39
Net exposure						2,185	3,527		2,857	3,588
UK						1,148	1,871		1,283	1,912
Europe						551	1,085		800	1,209
US						404	383		607	381
RoW						82	188		167	86
Net exposure						2,185	3,527		2,857	3,588

Asset quality of uncollateralised derivative assets
AQ1-AQ4						1,871			2,382
AQ5-AQ8						312			471
AQ9-AQ10						2			4
Net exposure						2,185			2,857
(1)
The notional amount of interest rate derivatives included £6,950 billion (31 December 2023 - £7,280 billion) in respect of contracts cleared through central clearing counterparties.
(2)
Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)
Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group's external rating.
(4)
Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)
Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Risk and capital management continued
Credit risk - Trading activities continued
Debt securities (reviewed)
The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch. Refer to Note 9 Trading assets and liabilities for details on short positions.
	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2024	£m	£m	£m	£m	£m	£m
AAA	-	-	1,302	1,406	-	2,708
AA to AA+	-	5,507	45	672	12	6,236
A to AA-	5,170	-	2,049	504	378	8,101
BBB- to A-	-	-	1,250	465	645	2,360
Non-investment grade	-	-	-	153	178	331
Total	5,170	5,507	4,646	3,200	1,213	19,736

31 December 2023
AAA	-	-	1,333	1,132	-	2,465
AA to AA+	-	2,600	19	762	4	3,385
A to AA-	2,729	-	1,017	251	283	4,280
BBB- to A-	-	-	693	295	489	1,477
Non-investment grade	-	-	-	198	149	347
Total	2,729	2,600	3,062	2,638	925	11,954

Risk and capital management continued
Capital, liquidity and funding risk
Introduction
NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.
Key developments since 31 December 2023

CET1 ratio 13.6% (as at 31 December 2023 - 13.4%)	MREL £57.3bn (as at 31 December 2023 - £55.8bn)	RWAs £180.8bn (as at 31 December 2023 - £183.0bn)
The CET1 ratio increased by 20 basis points to 13.6%. The increase in the CET1 ratio was due to a £2.2 billion decrease in RWAs and a £0.2 billion increase in CET1 capital.
The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders of £2.1 billion and other movements on reserves and regulatory adjustments of £0.1 billion partially offset by a directed buyback of £1.2 billion and a foreseeable ordinary dividend accrual of £0.8 billion.

Minimum Requirements of own funds and Eligible Liabilities increased by £1.5 billion to £57.3 billion driven by a £1.0 billion increase in Tier 1 capital and a £0.6 billion increase in MREL eligible Tier 2 capital. The increase in capital was driven by issuance of $1.0 billion Additional Tier 1 capital  and $1.0 billion Tier 2 capital in the period. There was an immaterial decrease in senior unsecured debt following redemption of a €0.8 billion debt instrument and a $2 billion debt instrument offset by the issuance of USD debt instruments totalling $2.8 billion.

Total RWAs decreased by £2.2 billion to £180.8 billion during H1 2024 reflecting:

-      a decrease in credit risk RWAs of £2.7 billion, primarily due to active RWA management partially offset by drawdowns and new facilities within Commercial & Institutional.
-      a decrease of £0.7 billion in counterparty credit risk driven by reduced over-the-counter exposures and securities financing transactions.
-      a decrease in market risk RWAs of £0.4 billion, predominantly driven by risk reduction activity.
-      an increase of £1.6 billion in operational risk RWAs following the annual recalculation as a result of higher income compared to 2020.

UK leverage ratio 5.2% (as at 31 December 2023 - 5.0%)	Liquidity portfolio £227.0bn (as at 31 December 2023 - £222.8bn)	LCR 151% (as at 31 December 2023 - 144%)	NSFR 139% (as at 31 December 2023 - 133%)
The leverage ratio increased by 20 basis points to 5.2%, driven by a £1.0 billion increase in Tier 1 capital partially offset by a £2.9 billion increase in leverage exposure. The key drivers in the leverage exposure were an increase in other off- balance sheet items partially offset by a decrease in other financial assets.

The liquidity portfolio increased by £4.2 billion to £227.0 billion. Primary liquidity increased by £12.3 billion to £160.4 billion, driven by an increase in customer deposits and wholesale funding partly offset by capital distributions (share buyback and dividends). Secondary liquidity decreased £8.1 billion due to a decrease in pre-positioned collateral at the Bank of England.

The Liquidity Coverage Ratio (LCR) increased by 7 percentage points to 151%, during H1 2024, driven by an increase in customer deposits partly offset by capital distributions (share buyback and dividends).

The Net Stable Funding Ratio (NSFR) increased 6% to 139% driven by increased customer deposits and increased wholesale funding.

Risk and capital management continued
Capital, liquidity and funding risk continued
Maximum Distributable Amount (MDA) and Minimum Capital Requirements
NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.
Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.
The current capital position provides significant headroom above both NatWest Group's minimum requirements and its MDA threshold requirements.
Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 30 June 2024	13.6%	16.2%	19.5%
Headroom (3,4)	3.1%	3.6%	4.1%

(1)
The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)
Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)
The headroom does not reflect excess distributable capital and may vary over time.
(4)
Headroom as at 31 December 2023 was CET1 2.9%, Total Tier 1 2.9% and Total Capital 3.0%.

Leverage ratios
The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.
Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%
(1)       The countercyclical leverage ratio buffer is set at 35% of NatWest Group's CCyB.

Risk and capital management continued
Capital, liquidity and funding risk continued
Capital and leverage ratios
The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the UK CRR therefore the capital and leverage ratios are presented under these frameworks on a transitional basis.
	30 June	31 December
	2024	2023
Capital adequacy ratios (1)%		%
CET1	13.6	13.4
Tier 1	16.2	15.5
Total	19.5	18.4

Capital	£m	£m
Tangible equity	25,241	25,653

Expected loss less impairment	(34)	-
Prudential valuation adjustment	(233)	(279)
Deferred tax assets	(822)	(979)
Own credit adjustments	19	(10)
Pension fund assets	(161)	(143)
Cash flow hedging reserve	1,812	1,899
Foreseeable ordinary dividends	(839)	(1,013)
Adjustment for trust assets (2)	(365)	(365)
Foreseeable charges	(50)	(525)
Adjustments under IFRS 9 transitional arrangements	39	202
Total regulatory adjustments	(634)	(1,213)

CET1 capital	24,607	24,440

Additional AT1 capital	4,670	3,875
Tier 1 capital	29,277	28,315

End-point Tier 2 capital	5,924	5,317
Tier 2 capital	5,924	5,317
Total regulatory capital	35,201	33,632

Risk-weighted assets
Credit risk	144,852	147,598
Counterparty credit risk	7,139	7,830
Market risk	6,956	7,363
Operational risk	21,821	20,198
Total RWAs	180,768	182,989

(1)
Based on current PRA rules, includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 30 June 2024 was £39 million for CET1 capital, £39 million for total capital and £1 million RWAs (31 December 2023 - £0.2 billion CET1 capital, £54 million total capital and £17 million RWAs). Excluding this adjustment, the CET1 ratio would be 13.6% (31 December 2023 - 13.2%). Tier 1 capital ratio would be 16.2% (31 December 2023 - 15.4%) and the Total capital ratio would be 19.5% (31 December 2023 - 18.4%).
(2)
Prudent deduction in respect of agreement with the pension fund.

Risk and capital management continued
Capital, liquidity and funding risk continued
Capital and leverage ratios continued
	30 June	31 December
	2024	2023
Leverage	£m	£m
Cash and balances at central banks	115,833	104,262
Trading assets	45,974	45,551
Derivatives	67,514	78,904
Financial assets	437,909	439,449
Other assets	22,116	23,605
Assets of disposal groups	992	902
Total assets	690,338	692,673
Derivatives
- netting and variation margin	(66,846)	(79,299)
- potential future exposures	16,829	17,212
Securities financing transactions gross up	1,645	1,868
Other off balance sheet items	55,003	50,961
Regulatory deductions and other adjustments	(15,782)	(16,043)
Claims on central banks	(112,377)	(100,735)
Exclusion of bounce back loans	(3,084)	(3,794)
UK leverage exposure	565,726	562,843
UK leverage ratio (%) (1)	5.2	5.0
(1)       The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.2% (31 December 2023 - 5.0%).

Risk and capital management continued
Capital, liquidity and funding risk continued
Capital flow statement
The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2024. It is presented on a transitional basis based on current PRA rules.
	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2023	24,440	3,875	5,317	33,632
Attributable profit for the period	2,099	-	-	2,099
Directed buyback	(1,241)	-	-	(1,241)
Foreseeable ordinary dividends	(839)	-	-	(839)
Foreign exchange reserve	(53)	-	-	(53)
FVOCI reserve	6	-	-	6
Own credit	29	-	-	29
Share capital and reserve movements in respect of employee share schemes	143	-	-	143
Goodwill and intangibles deduction	24	-	-	24
Deferred tax assets	157	-	-	157
Prudential valuation adjustments	46	-	-	46
New issues of capital instruments	-	795	788	1,583
Redemption of capital instruments	-	-	(34)	(34)
Foreign exchange movements	-	-	(19)	(19)
Adjustment under IFRS 9 transitional arrangements	(163)			(163)
Expected loss less impairment	(34)			(34)
Other movements	(7)	-	(128)	(135)
At 30 June 2024	24,607	4,670	5,924	35,201
-
For CET1 movements refer to the key points on page 60.
-
AT1 movements reflects the £0.8 billion in relation to $1.0 billion 8.125% Reset Perpetual Subordinated Contingent Convertible Notes issued in May 2024.
-
Tier 2 instrument movements include £0.8 billion in relation to $1.0 billion 6.475% Fixed to Fixed Reset Tier 2 Notes 2034 issued in March 2024, partially offset by the £0.1 billion redemption of 5.125% Subordinated Tier 2 Notes 2024 in May 2024 and foreign exchange movements.
-
Within Tier 2, there was also a decrease in the Tier 2 surplus provisions.

Risk and capital management continued
Capital, liquidity and funding risk
Capital resources (reviewed)
NatWest Group's regulatory capital is assessed against minimum requirements that are set out under the UK CRR to determine the strength of its capital base. This note shows a reconciliation of shareholders' equity to regulatory capital.
	30 June	31 December
	2024	2023
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	37,521	37,157
Other equity instruments	(4,690)	(3,890)
	32,831	33,267
Regulatory adjustments and deductions
Own credit	19	(10)
Defined benefit pension fund adjustment	(161)	(143)
Cash flow hedging reserve	1,812	1,899
Deferred tax assets	(822)	(979)
Prudential valuation adjustments	(233)	(279)
Goodwill and other intangible assets	(7,590)	(7,614)
Foreseeable ordinary dividends	(839)	(1,013)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges	(50)	(525)
Adjustment under IFRS 9 transitional arrangements	39	202
Expected loss less impairment	(34)	-
	(8,224)	(8,827)
CET1 capital	24,607	24,440
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	4,670	3,875
AT1 capital	4,670	3,875
Tier 1 capital	29,277	28,315
Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,924	5,189
Other regulatory adjustments	-	128
Tier 2 capital	5,924	5,317
Total regulatory capital	35,201	33,632
(1)       Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution.

Risk and capital management continued
Capital, liquidity and funding risk continued
Minimum requirements of own funds and eligible liabilities (MREL)
The following table illustrates the components of estimated MREL in NatWest Group and operating subsidiaries and includes external issuances only.

	30 June 2024				31 December 2023
		Balance	Regulatory	MREL		Balance	Regulatory	MREL
	Par value (1)	sheet value	value	value (2)	Par value	sheet value	value	value
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (3)	24.6	24.6	24.6	24.6	24.4	24.4	24.4	24.4
Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	4.7	4.7	4.7	4.7	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	4.7	4.7	4.7	4.7	3.9	3.9	3.9	3.9
Tier 1 capital: end-point CRR non-compliant
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.1	0.1	-	-	0.1	0.1	-	-
	0.1	0.1	-	-	0.1	0.1	-	-
Tier 2 capital: end-point CRR compliant
of which: holdco	5.9	5.6	5.9	5.9	5.6	5.3	5.2	5.2
of which: opcos	-	-	-	-	-	-	-	-
	5.9	5.6	5.9	5.9	5.6	5.3	5.2	5.2
Tier 2 capital: end-point CRR non-compliant
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.2	0.3	-	-	0.2	0.3	-	-
	0.2	0.3	-	-	0.2	0.3	-	-
Senior unsecured debt securities
of which: holdco	22.1	21.4	-	22.1	22.2	21.7	-	22.2
of which: opcos (4)	34.0	33.5	-	-	33.4	29.9	-	-
	56.1	54.9	-	22.1	55.6	51.6	-	22.2
Tier 2 capital
Other regulatory adjustments	-	-	-	-	-	-	0.1	0.1

Total	91.6	90.2	35.2	57.3	89.8	85.6	33.6	55.8
RWAs				180.8				183.0
UK leverage exposure				565.7				562.8
MREL as a ratio of RWAs				31.7%				30.5%
MREL as a ratio of UK leverage exposure				10.1%				9.9%

(1)	Par value reflects the nominal value of securities issued.
(2)
MREL value reflects NatWest Group's interpretation of the Bank of England's approach to setting a MREL, published in December 2021 (Updating June 2018). Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.

(3)	Shareholders' equity was £37.5 billion (2023 - £37.2 billion).
(4)	As per 2023, Intra group issuances were reported in "Par value" but on further clarification from Bank of England, it has been excluded from reporting in 2024.

Risk and capital management continued
Capital, liquidity and funding risk continued
Minimum requirements of own funds and eligible liabilities (MREL)
The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.
			NatWest				NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	Plc	N.V.	Inc.	Limited
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	4.7	-	0.1	-	-	-	-	-
Additional Tier 1	Internally issued	-	3.9	3.3	0.5	0.9	0.2	-	0.3
		4.7	3.9	3.4	0.5	0.9	0.2	-	0.3
Tier 2	Externally issued	5.6	-	-	-	0.0	0.2	-	-
Tier 2	Internally issued	0.0	5.2	3.6	0.9	1.1	0.1	0.3	-
		5.6	5.2	3.6	0.9	1.1	0.3	0.3	-
Senior unsecured	Externally issued	21.4	-	-	-	-	-	-	-
Senior unsecured	Internally issued	-	11.0	6.5	1.1	3.5	-	-	0.3
		21.4	11.0	6.5	1.1	3.5	-	-	0.3
Total outstanding issuance		31.7	20.1	13.5	2.5	5.5	0.5	0.3	0.6
(1)
For AT1 and Tier 2, the balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)
Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)
Internal issuance for NWB Plc and RBS plc represents AT1, Tier 2 or Senior unsecured issuance to NWH Ltd and for NWM N.V. and NWM SI to NWM Plc.
(4)
The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries.
(5)
The above table does not include CET 1 numbers.
(6)
NWM Securities Inc is regulated under US broker dealer rules.
(1)

(7)
RBSI Ltd - MREL resolution rules are under development in Jersey.
Risk and capital management continued
Capital, liquidity and funding risk continued
Risk-weighted assets
The table below analyses the movement in RWAs during the half year, by key drivers.
		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	147.6	7.8	7.4	20.2	183.0
Foreign exchange movement	(0.2)	-	-	-	(0.2)
Business movement	(2.2)	(0.6)	(0.4)	1.6	(1.6)
Risk parameter changes	(0.1)	(0.1)	-	-	(0.2)
Model updates	(0.2)	-	-	-	(0.2)
Other changes	-	-	-	-	-
At 30 June 2024	144.9	7.1	7.0	21.8	180.8

The table below analyses segmental RWAs.
					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other (1)	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	61.6	11.2	107.4	2.8	183.0
Foreign exchange movement	-	-	(0.2)	-	(0.2)
Business movement	0.7	(0.2)	(1.9)	(0.2)	(1.6)
Risk parameter changes	0.2	-	(0.4)	-	(0.2)
Model updates	(0.2)	-	-	-	(0.2)
At 30 June 2024	62.3	11.0	104.9	2.6	180.8
	-	-	-	-	-
Credit risk	53.9	9.5	79.4	2.1	144.9
Counterparty credit risk	0.2	-	6.9	-	7.1
Market risk	0.1	-	6.9	-	7.0
Operational risk	8.1	1.5	11.7	0.5	21.8
Total RWAs	62.3	11.0	104.9	2.6	180.8

(1)     £0.9 billion of Central items & other relates to Ulster Bank RoI.
Total RWAs decreased by £2.2 billion to £180.8 billion during the period mainly reflecting:
●
A decrease in Business movements totalling £1.6 billion, primarily driven by active RWA management of £4.3 billion partially offset by increased RWAs following annual recalculation of operational risk as a result of higher income when compared to 2020 and an increase in drawdowns and new facilities within Commercial & Institutional.
●
A decrease in Risk parameters of £0.2 billion, primarily driven by customers moving into default within Commercial & Institutional.

●
A decrease in model updates of £0.2 billion, driven by IRB Temporary Model Adjustment related to mortgages within Retail Banking.
Risk and capital management continued
Capital, liquidity and funding risk continued
Funding sources (reviewed)
The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.
	30 June 2024			31 December 2023
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	5,897	-	5,897	3,118	-	3,118
Other bank deposits (1)	5,965	13,764	19,729	5,836	13,236	19,072
	11,862	13,764	25,626	8,954	13,236	22,190
Customer deposits
Repos	6,846	-	6,846	10,844	-	10,844
Non-bank financial institutions	48,784	34	48,818	46,875	13	46,888
Personal	221,498	6,255	227,753	216,456	6,436	222,892
Corporate	149,448	110	149,558	150,718	35	150,753
	426,576	6,399	432,975	424,893	6,484	431,377
Trading liabilities (2)
Repos (3)	29,021	300	29,321	26,634	268	26,902
Derivative collateral	14,030	-	14,030	15,075	-	15,075
Other bank customer deposits	478	322	800	768	382	1,150
Debt securities in issue - Medium term notes	80	227	307	418	288	706
	43,609	849	44,458	42,895	938	43,833
Other financial liabilities
Customer deposits	461	1,188	1,649	194	1,086	1,280
Debt securities in issue:	-	-	-
Commercial paper and certificates of deposit	12,023	362	12,385	11,116	205	11,321
Medium term notes	6,811	35,459	42,270	6,878	32,625	39,503
Covered bonds	-	749	749	2,122	-	2,122
Securitisation (5)	-	1,222	1,222	-	863	863
	19,295	38,980	58,275	20,310	34,779	55,089
Subordinated liabilities	1,593	4,439	6,032	1,047	4,667	5,714
Total funding	502,935	64,431	567,366	498,099	60,104	558,203
Of which: available in resolution (4)			27,061			26,561
(1)
Includes £12.0 billion (31 December 2023 - £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)
Excludes short positions of £9.7 billion (31 December 2023 - £9.8 billion).
(3)
Comprises central & other bank repos of £6.4 billion (31 December 2023 - £4.0 billion), other financial institution repos of £20.0 billion (31 December 2023 - £20.4 billion) and other corporate repos of £2.9 billion (31 December 2023 - £2.5 billion).
(4)
Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £21.4 billion (31 December 2023 - £21.7 billion) under debt securities in issue (senior MREL) and £5.6 billion (31 December 2023 - £4.9 billion) under subordinated liabilities.
(5)
NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a structured entity, whereby it enters credit derivative and financial guarantee contracts with consolidated structured entities and they in turn issue debt securities to investors. This funding is legally ringfenced in the structured entity and is restricted to specifically cover investor credit protection claim payments in respect of the associated loans and mortgages.

Risk and capital management continued
Capital, liquidity and funding risk continued
Liquidity portfolio (reviewed)
The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets.
	Liquidity value
	30 June 2024			31 December 2023
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	111,763	73,408	72,895	99,855	68,495	67,954
High quality government/MDB/PSE and GSE bonds (4)	35,616	26,253	26,253	36,250	26,510	26,510
Extremely high quality covered bonds	3,892	3,892	3,892	4,164	4,164	4,164
LCR level 1 assets	151,271	103,553	103,040	140,269	99,169	98,628
LCR level 2 Eligible Assets (5)	9,124	7,897	7,897	7,796	7,320	7,320
Primary liquidity (HQLA) (6)	160,395	111,450	110,937	148,065	106,489	105,948
Secondary liquidity	66,589	66,559	66,559	74,722	74,683	74,683
Total liquidity value	226,984	178,009	177,496	222,787	181,172	180,631
(1)
NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The RBSI Ltd and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)
NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)
NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc 2023 Annual Report and Accounts.
(4)
Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(5)
Includes Level 2A and Level 2B.
(6)
High-quality liquid assets abbreviated to HQLA.

Risk and capital management continued
Non-traded market risk
Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.
Key developments
-
In the UK, the base rate remained unchanged at 5.25% between 31 December 2023 and 30 June 2024.
-
At 30 June 2024, longer-term interest rates continued to anticipate future reductions in the UK base rate, but by less than expected at 31 December 2023. As a result, the five-year sterling swap rate increased to 3.99% at the end of June 2024 from 3.38% at the end of December 2023. The ten-year sterling swap rate also increased, to 3.88% from 3.29%.
-
The structural hedge notional decreased by £10 billion to £197 billion from £207 billion, partly reflecting recent changes in the deposit mix with higher volumes of term deposits and lower volumes of sight deposits.

-
The one-year positive sensitivity of net interest earnings to an upward 25-basis-point parallel shift in all yield curves reduced slightly, to £135 million at 30 June 2024 from £164 million at 31 December 2023, partly reflecting changes to customer pass-through assumptions. The adverse sensitivity to a downward 25-basis-point parallel shift was broadly stable at £167 million at 30 June 2024 compared to £169 million at 31 December 2023.
-
Sterling was broadly stable against both the US dollar and the euro over the period. Against the dollar, sterling was 1.26 at 30 June 2024 compared to 1.27 at 31 December 2023. Against the euro, it was 1.18 at 30 June 2024 compared to 1.15 at 31 December 2023. Structural foreign currency exposures (excluding additional tier 1 economic hedges) were stable, in sterling-equivalent nominal terms, at £3,375 million at 30 June 2024 compared to £3,381 million at 31 December 2023.

Non-traded internal VaR (1-day 99%) (reviewed)
The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.
	Half year ended
	30 June 2024				30 June 2023				31 December 2023
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	24.1	28.2	17.6	17.6	40.5	63.2	30.1	63.2	38.0	63.2	24.6	24.6
Credit spread	55.6	60.2	50.7	50.7	23.6	29.7	20.9	29.7	33.1	54.2	20.9	54.2
Structural foreign
exchange rate	9.2	12.3	7.1	12.3	11.3	13.6	8.4	12.3	11.2	13.6	8.4	12.1
Equity	9.3	10.3	8.2	8.2	16.7	19.0	13.0	13.0	14.2	19.0	10.4	10.4
Pipeline risk (1)	5.9	12.7	3.4	12.7	3.1	4.4	1.4	3.4	3.3	7.1	1.4	7.1
Diversification (2)	(41.1)			(39.7)	(35.3)			(38.1)	(34.4)			(29.9)
Total	63.0	73.8	52.9	61.8	59.9	83.5	52.1	83.5	65.4	83.4	52.1	78.5
(1)
Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan - typically a mortgage - at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)
NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
●
On an average basis, total non-traded VaR for H1 2024 was broadly similar to H1 2023 and H2 2023.
●
Interest rate VaR fell at the end of H1 2024, reflecting action taken to manage down interest rate repricing mismatches across customer products.
●
After increasing significantly during H2 2023, credit spread VaR reduced towards the end of H1 2024. This was mainly driven by earlier loss events falling out of the VaR calculation window.
●
Pipeline VaR increased, partly reflecting hedging modifications related to recent changes in customer behaviour through the fixed-rate mortgage application process.

Risk and capital management continued
Non-traded market risk continued
Structural hedging
NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and instant access savings, as well as its equity and reserves. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.
After hedging the net interest rate exposure, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes, to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in NatWest Group's equity capital.
The table below shows hedge income, total yield, incremental income and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group. Hedge income represents the fixed leg of the hedge. Incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.
	Half year ended
	30 June 2024					30 June 2023					31 December 2023
			Period					Period					Period
	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	(364)	218	22	22	1.95	(246)	204	23	22	1.83	(365)	214	22	23	1.91
Product	(3,184)	1,392	175	176	1.58	(2,773)	1,362	202	205	1.33	(3,548)	1,460	185	193	1.51
Total	(3,548)	1,610	197	198	1.62	(3,019)	1,566	225	227	1.38	(3,913)	1,674	207	216	1.56

For commentary, refer to the following page.

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2024, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 78/22 respectively.
Product structural hedges refer to income allocated to customer products, mainly current accounts and customer deposits in Commercial & Institutional, Retail Banking and Private Banking.
At 30 June 2024, approximately 94% by notional of total structural hedges were sterling-denominated.

Risk and capital management continued
Non-traded market risk continued
The following table presents the incremental income associated with product structural hedges at segment level.
	Half year ended
	30 June	30 June	31 December
	2024	2023	2023
	£m	£m	£m
Retail Banking	(1,354)	(1,156)	(1,488)
Commercial & Institutional	(1,617)	(1,415)	(1,798)
Private Banking & Other	(212)	(202)	(262)
Total	(3,184)	(2,773)	(3,548)

-
The structural hedge notional fell, mainly reflecting recent changes in the deposit mix, including migration to term deposits.
-
The five-year sterling swap rate rose to 3.99% at 30 June 2024 from 3.38% at 31 December 2023. The ten-year sterling swap rate also rose, to 3.88% from 3.29%. The structural hedge yield also rose to 1.62% in H1 2024 from 1.56% in H2 2023 and from 1.38% in H1 2023.
-
Incremental income remained negative in H1 2024. Compared to the total yield of 1.62% in H1 2024, the sterling overnight cash rate (i.e. SONIA) in H1 2024 was 5.19% on average.

Sensitivity of net interest earnings
Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.
Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2024 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.
Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

Risk and capital management continued
Non-traded market risk continued
The table below shows the sensitivity of net interest earnings - for both structural hedges and managed rate accounts - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.
	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
30 June 2024	£m	£m	£m	£m	£m	£m
Structural hedges	42	129	216	(42)	(129)	(216)
Managed margin	93	97	110	(125)	(107)	(110)
Total	135	226	326	(167)	(236)	(326)

31 December 2023
Structural hedges	44	138	227	(44)	(138)	(227)
Managed margin	120	117	114	(125)	(121)	(105)
Total	164	255	341	(169)	(259)	(332)

(1)	Earnings sensitivity considers only the main drivers, namely structural hedging and margin management.

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.
	Shifts in yield curve
	30 June 2024				31 December 2023
	+25 basis	-25 basis	+100 basis	-100 basis	+25 basis	-25 basis	+100 basis	-100 basis
	points	points	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m	£m	£m
Euro	1	(5)	5	(16)	7	(11)	38	(45)
Sterling	121	(149)	487	(614)	138	(139)	504	(577)
US dollar	10	(9)	46	(47)	14	(14)	54	(56)
Other	3	(4)	13	(15)	5	(5)	21	(22)
Total	135	(167)	551	(692)	164	(169)	617	(700)

●
Changes in pass-through assumptions for managed-rate savings products contributed to the reduced sensitivity.

Risk and capital management continued
Non-traded market risk continued
Foreign exchange risk (reviewed)
The table below shows structural foreign currency exposures.
			Structural foreign		Residual
	Net investments in	Net investment	currency exposures	Economic	structural foreign
	foreign operations	in hedges	pre-economic hedges	hedges (1)	currency exposures
30 June 2024	£m	£m	£m	£m	£m
US dollar	1,201	-	1,201	(1,201)	-
Euro	4,345	(2,649)	1,696	-	1,696
Other non-sterling	864	(386)	478	-	478
Total	6,410	(3,035)	3,375	(1,201)	2,174

31 December 2023
US dollar	1,185	(228)	957	(957)	-
Euro	4,475	(2,585)	1,890	-	1,890
Other non-sterling	963	(429)	534	-	534
Total	6,623	(3,242)	3,381	(957)	2,424
(1)
Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.
●
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £159 million in equity, respectively.

Risk and capital management continued
Traded market risk
Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.
Traded VaR (1-day 99%) (reviewed)
The table below shows one-day internal value-at-risk (VaR) for NatWest Group's trading portfolios, split by exposure type.
	Half year ended
	30 June 2024				30 June 2023				31 December 2023
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	6.7	12.0	3.6	6.6	9.0	19.3	4.3	16.5	10.5	17.3	4.4	7.4
Credit spread	8.1	10.1	6.7	7.6	5.9	6.9	4.9	6.1	6.4	7.1	5.3	6.8
Currency	2.1	6.7	0.8	1.9	2.1	4.9	1.0	1.5	2.4	7.0	0.9	1.8
Equity	0.1	0.1	0.1	0.1	-	0.1	-	-	-	0.1	-	0.1
Diversification (1)	(6.8)			(5.5)	(6.8)			(6.3)	(6.9)			(7.2)
Total	10.2	16.2	7.0	10.7	10.2	17.8	6.6	17.8	12.4	20.0	8.4	8.9

(1)
NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

-
The decrease in average interest rate VaR and total VaR, compared to 2023, reflected a decrease in yield curve risk in sterling and euro flow trading.
-
The increase in average credit spread VaR mainly reflected a net longer credit profile over the period.

Pension risk
On 31 May 2024, the Trustee of the Group Pension Fund entered into a buy-in transaction with a third-party insurer for some of the liabilities of the Main section. This is an insurance policy that gives the Fund protection against demographic and investment risks, so improves the security of member benefits. The transaction has not affected the 2024 statement of comprehensive income because the net pension asset is limited to zero due to the impact of the asset ceiling.
Compliance and conduct risk
A ring-fencing attestation was completed and submitted to the PRA on 29 March 2024. The annual Board Consumer Duty assessment concluded that NatWest Group is meeting its obligations. Following the second phase of Consumer Duty rules coming into force on 31 July 2024, planning is centred around embedding and enhancing ongoing work, including reporting on good customer outcomes, and Group-wide communications.
NatWest Markets has a programme in place to review, remediate and enhance certain areas of its business. The results of this will be shared with the Department of Justice Monitor and other regulators, with the ongoing work plan continuing to be assessed for potential impact.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy.

END

Date: 26 July 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary